

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170036

DIVISION OF
CORPORATION FINANCE

January 17, 2017

Thomas J. Kim
Sidley Austin LLP
thomas.kim@sidley.com

Re: Discover Financial Services
Incoming letter dated December 20, 2016

Dear Mr. Kim:

This is in response to your letters dated December 20, 2016 and January 6, 2017 concerning the shareholder proposal submitted to Discover by Myra K. Young. We also have received letters on the proponent's behalf dated December 20, 2016 and January 6, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Discover Financial Services
Incoming letter dated December 20, 2016

The proposal asks the board to amend the bylaws to provide shareholders with proxy access. The proposal also provides that a limit of 40 shareholders shall be placed on the number of shareholders that can aggregate their shares to achieve the percentage of common stock to be held by qualified nominating shareholders to make such nominations.

There appears to be some basis for your view that Discover may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Discover omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 6, 2017

Re: Discover Financial Services, Inc.
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

On behalf of my wife, Myra K. Young, this is in response to the January 6, 2017 letter supplementing a December 20, 2016, letter, submitted to the Securities and Exchange Commission (SEC) on behalf of Discover Financial Services, Inc. ("DFS" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my wife's shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting. This letter should be read in conjunction with our earlier letter on the subject dated December 20, 2015.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

2016 No-Action Decisions

The Company argues their request for a no-action letter is unlike the previously cited decisions in *H&R Block, Microsoft* and *Whole Foods Market* because in those cases proponents of proxy proposals sought to amend existing proxy access bylaws. While that is true, there was no attempt on my part, as alleged, to mischaracterize that fact. I simply pointed out, and reiterate here, that this case is more like those cases than *Cisco Systems* because those companies took "little or no action to implement requested amendments."

Compares Favorably

As previously argued, in *Cisco* and other cases cited by the Company, proponents specified many desirable features that should be incorporated into proxy access bylaw amendments, such as the following in *Cisco*:

- The number of shareholder-nominated candidates

- How much stock shareholders must have
- How long shareholders must have held their stock
- The timeframe for providing written notice to the Company
- Proof of nominee consent to serve
- Proof of stock ownership
- Assumption of specified liabilities
- Statement that nominators will comply with applicable laws and regulations
- Statement that shares were acquired in the ordinary course of business
- Provision to include 500 word statement in proxy
- Dispute resolution provision
- How multiple nominations exceeding one-quarter limit should be handled
- Request that no additional restrictions be place on re-nomination when nominees fail to receive a specific percentage of votes.

In contrast, the proposal submitted to the Company specified only one desirable feature; 40 shareholders should be able to aggregate their shares. All other conditions of proxy access were intentionally left to the Board's judgment.

The current case bears little resemblance to cases like WD-40 Company and Cisco Systems, Inc. In those cases, Staff granted no-action relief where proponents specified many features and the companies implemented most but not all of them.

The current case is much more similar to the no-action requests denied, such as H&R Block and others, which sought to amend existing bylaws. In those instances Staff denied there was substantial implementation, since the companies had taken little or no action to implement requested amendments.

The *1983 Release*, cited by the Company in their footnote 11, clarified that Staff did not have to find a proposal was fully effected to deny exclusion under Rule 14a-8(c)(10), only that it had been substantially implemented. It is easy to understand why Staff could deem a proposal substantially implemented if eight out of ten features requested have been implemented. However, in this case the Company has completely resisted the single desirable change requested by the Proposal. That is not substantial implementation.

Essential Objective

The Company mischaracterizes the essential objective of the proposal, arguing that it merely seeks "a meaningful proxy access right for shareholders" that "will match or exceed common best practices." That is not the case. The proposal clearly focuses on one and only one feature of proxy access bylaws – how many shareholders can aggregate their shares to form a nominating group.

Yes, of course, the proponent would like the Board to meet other best practices with respect to proxy access provisions. However, the proposal in question asks "the Board to adopt THE provision that frightens entrenched boards and managers the most," by "explicitly specifying a limit of 40 shareholders as the number of shareholders that can aggregate their shares to implement proxy access." Getting that one feature IS the essential objective of the proposal. As the proposal indicates, “shareholders can come back and correct other details with subsequent proposals, if the Board fails to follow best practices with respect to other conditions of proxy access.”

SEC Staff has a good argument that if a company adopts 90% of what is requested in a shareholder proposal, the proposal has been substantially implemented. However, in this case the proponent seeks one thing, a proxy access bylaw that allows 40 shareholders to aggregate their shares to form a nominating group. The company could have met that by allowing nominating groups of 40 but requiring they collectively own 20% of the Company held for 20 years. Instead, the Company ignores the one substantive request of the proposal and now attempts to convince SEC Staff that the proposal has been substantially implemented.

The one request of the proposal has clearly NOT been substantially implemented. Let shareholders vote on the proposal. If the Company believes their bylaws should not be amended to allow 40 shareholders to aggregate their shares to form nominating groups, they can make that argument in an opposition statement in the proxy.

No Meaningful Difference

The Company argues, “Increasing the cap on shareholders aggregating their holdings for proxy access purposes as requested by the proposal would not meaningfully promote the use of proxy access at Discover.”

In evidence, they attach a list of 114 institutional shareholders owning 0.15% or more of the Company’s common shares as of September 30, 2016. They further indicate raising the group limits to 40 would *only* add an additional 52 institutional shareholders, each owning 0.075% or more.

The burden of proof falls on the company, according to Rule 14a-8(g). Why would the addition of 52 potential participants be not meaningful? The Company fails to even speculate. Adding 52 additional potential participants would be adding another 46%. How is that not meaningful? If you were 46% taller, would that make a meaningful difference in your life?

Additionally, both numbers are smaller than the Company appears to presume, since the numbers simply represent holdings on a specific date. DFS bylaws require that shares to satisfy the Company’s eligibility requirements must be held “continuously for the required three-year period.” Even indexed funds are constantly trading stocks to rebalance their portfolio, so many funds that hold 0,15% of 0.75% will not have held the shares for three years.

As indicated in the proposal, under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors (CII), whose members have more than $3 trillion in invested assets.

As mention previously, I reviewed a FactSet Research Systems database of the Company's shareholders as of 9/30/2016 and found the top twenty US public pension fund holders of DFS own only 2.06% of DFS common stock, not enough to file under the Company's proxy access threshold of 3%.

CII members appear to be the most likely participants in fielding proxy access candidates since members meet regularly, develop proxy voting policies together and frequently consult with and co-file proxy proposals with each other. CII members would likely find the requested amendment meaningfully promotes their ability to use proxy access.

The attached spreadsheet sorts the top 250 DFS shareholders by "activism," as defined in the FactSet SharkWatch database, then by the percent of DFS shares held. According to the database, only 30 institutional DFS shareholders have been involved in *any* activist campaigns and several of those are hedge funds that would be unable to meet the DFS bylaw requirement that they "did not acquire… securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation."

The Company offers no evidence at all that "increasing the cap on shareholders aggregating their holdings for proxy access purposes as requested by the proposal would *not* meaningfully promote the use of proxy access at Discover. (my emphasis) They totally ignore the highly relevant issue of *which* funds are most likely to form or join a nominating group. In reading their letters, DFS seems to believe The Vanguard Group, which has never filed a shareholder proposal, is just as likely to nominate proxy access candidates as would the New York State Common Retirement Fund. Nothing could be further from the truth.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

Based on the facts, as stated above, DFS has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that DFS may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,



James McRitchie
Shareholder Advocate

cc: Jennifer K. Schott via JenniferSchott@discover.com

DFS Institutional Ownership View

Holder Name	% O/S	Report Date	Activism Score	Activism Overview
New York State Common Retirement Fund	0.31	09-30-16	4	Activism Threat Level: High. New York State Common Retirement Fund is designated a known activist and has been involved in 6 activist campaigns against 6 different companies. The activism is generally limited to environmental, social and governance (ESG) issues. Source: FactSet SharkWatch
The California Public Employees Retirement System	0.30	09-30-16	4	Activism Threat Level: High. The California Public Employees Retirement System is designated a known activist and has been involved in 157 activist campaigns against 118 different companies. The activism is generally limited to corporate governance issues. Source: FactSet SharkWatch
California State Teachers' Retirement System	0.23	09-30-16	4	Activism Threat Level: High. California State Teachers' Retirement System is designated a known activist and has been involved in 33 activist campaigns against 28 different companies. The activism is generally limited to environmental, social and governance (ESG) issues. Source: FactSet SharkWatch
Millennium Management LLC	0.22	09-30-16	4	Activism Threat Level: High. Millennium Management LLC is designated a known activist and has been involved in 106 activist campaigns against 104 different companies. Source: FactSet SharkWatch
OppenheimerFunds, Inc.	0.78	09-30-16	3	Activism Threat Level: Medium. OppenheimerFunds, Inc. has been involved in 3 activist campaigns against 3 different companies. Source: FactSet SharkWatch
Norges Bank Investment Management	0.78	12-31-15	3	Activism Threat Level: Medium. Norges Bank Investment Management has been involved in 10 activist campaigns against 9 different companies. The activism is generally limited to corporate governance issues. Source: FactSet SharkWatch
Sterling Capital Management LLC	0.66	09-30-16	3	Activism Threat Level: Medium. Sterling Capital Management LLC has been involved in 3 activist campaigns against 2 different companies. Source: FactSet SharkWatch
ClearBridge LLC	0.37	09-30-16	3	Activism Threat Level: Medium. ClearBridge LLC has been involved in 3 activist campaigns against 3 different companies. Source: FactSet SharkWatch
ClearBridge Investments LLC	0.34	09-30-16	3	Activism Threat Level: Medium. ClearBridge Investments LLC has been involved in 5 activist campaigns against 5 different companies. Source: FactSet SharkWatch
Adage Capital Management LP	0.25	09-30-16	3	Activism Threat Level: Medium. Adage Capital Management LP has been involved in 2 activist campaigns against 2 different companies. Source: FactSet SharkWatch
T. Rowe Price Associates, Inc.	0.21	09-30-16	3	Activism Threat Level: Medium. T. Rowe Price Associates, Inc. has been involved in 8 activist campaigns against 8 different companies. Source: FactSet SharkWatch
Sprott Asset Management LP	0.20	09-30-16	3	Activism Threat Level: Medium. Sprott Asset Management LP has been involved in 3 activist campaigns against 3 different companies. Source: FactSet SharkWatch
Advisory Research, Inc.	0.10	09-30-16	3	Activism Threat Level: Medium. Advisory Research, Inc. has been involved in 2 activist campaigns against 2 different companies. Source: FactSet SharkWatch
Alberta Investment Management Corp.	0.06	09-30-16	3	Activism Threat Level: Medium. Alberta Investment Management Corp. has been involved in 4 activist campaigns against 3 different companies. Source: FactSet SharkWatch
Illinois State Board of Investment	0.04	06-30-15	3	Activism Threat Level: Medium. Illinois State Board of Investment has been involved in 3 activist campaigns against 3 different companies. Source: FactSet SharkWatch
JPMorgan Investment Management, Inc.	2.29	09-30-16	2	Activism Threat Level: Low. JPMorgan Investment Management, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
BlackRock Advisors LLC	1.40	09-30-16	2	Activism Threat Level: Low. BlackRock Advisors LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Barrow, Hanley, Mewhinney & Strauss LLC	1.18	09-30-16	2	Activism Threat Level: Low. Barrow, Hanley, Mewhinney & Strauss LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Columbia Management Investment Advisers LLC	0.49	09-30-16	2	Activism Threat Level: Low. Columbia Management Investment Advisers LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Legal & General Investment Management Ltd.	0.47	09-30-16	2	Activism Threat Level: Low. Legal & General Investment Management Ltd. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
JPMorgan Chase Bank, NA (Investment Management)	0.37	09-30-16	2	Activism Threat Level: Low. JPMorgan Chase Bank, NA (Investment Management) has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
PGGM Vermogensbeheer BV	0.23	09-30-16	2	Activism Threat Level: Low. PGGM Vermogensbeheer BV has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Fiduciary Trust Co. International	0.22	09-30-16	2	Activism Threat Level: Low. Fiduciary Trust Co. International has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
State Board of Administration of Florida Retirement System	0.15	09-30-16	2	Activism Threat Level: Low. State Board of Administration of Florida Retirement System has only been involved in an activist campaign against 1 company. The activism is generally limited to corporate governance issues. Source: FactSet SharkWatch
UBS Asset Management (Americas) Inc.	0.12	09-30-16	2	Activism Threat Level: Low. UBS Asset Management (Americas) Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Putnam Investment Management LLC	0.11	09-30-16	2	Activism Threat Level: Low. Putnam Investment Management LLC has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
ClearArc Capital, Inc.	0.10	09-30-16	2	Activism Threat Level: Low. ClearArc Capital, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Tocqueville Asset Management LP	0.08	09-30-16	2	Activism Threat Level: Low. Tocqueville Asset Management LP has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Ohio Public Employees Retirement System	0.08	09-30-16	2	Activism Threat Level: Low. Ohio Public Employees Retirement System has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Corbyn Investment Management, Inc.	0.06	09-30-16	2	Activism Threat Level: Low. Corbyn Investment Management, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
Schwartz Investment Counsel, Inc.	0.06	09-30-16	2	Activism Threat Level: Low. Schwartz Investment Counsel, Inc. has only been involved in an activist campaign against 1 company. Source: FactSet SharkWatch
The Vanguard Group, Inc.	6.37	09-30-16	0	Activism Threat Level: Very low. The Vanguard Group, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Boston Partners Global Investors, Inc.	4.20	09-30-16	0	Activism Threat Level: Very low. Boston Partners Global Investors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Fund Advisors	3.96	09-30-16	0	Activism Threat Level: Very low. BlackRock Fund Advisors has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SSgA Funds Management, Inc.	3.92	09-30-16	0	Activism Threat Level: Very low. SSgA Funds Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Capital Research & Management Co. (World Investors)	2.27	09-30-16	0	Activism Threat Level: Very low. Capital Research & Management Co. (World Investors) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Fidelity Management & Research Co.	2.11	09-30-16	0	Activism Threat Level: Very low. Fidelity Management & Research Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
LSV Asset Management	1.78	09-30-16	0	Activism Threat Level: Very low. LSV Asset Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Massachusetts Financial Services Co.	1.38	09-30-16	0	Activism Threat Level: Very low. Massachusetts Financial Services Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PRIMECAP Management Co.	1.38	09-30-16	0	Activism Threat Level: Very low. PRIMECAP Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Northern Trust Investments, Inc.	1.25	09-30-16	0	Activism Threat Level: Very low. Northern Trust Investments, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BMO Asset Management Corp.	1.18	09-30-16	0	Activism Threat Level: Very low. BMO Asset Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deutsche Asset Management Investment GmbH	0.95	09-30-16	0	Activism Threat Level: Very low. Deutsche Asset Management Investment GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AllianceBernstein LP	0.93	09-30-16	0	Activism Threat Level: Very low. AllianceBernstein LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Geode Capital Management LLC	0.93	09-30-16	0	Activism Threat Level: Very low. Geode Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bessemer Investment Management LLC	0.92	09-30-16	0	Activism Threat Level: Very low. Bessemer Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Investment Management LLC	0.86	09-30-16	0	Activism Threat Level: Very low. BlackRock Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nordea Investment Management AB	0.86	09-30-16	0	Activism Threat Level: Very low. Nordea Investment Management AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Investment Management (UK) Ltd.	0.84	09-30-16	0	Activism Threat Level: Very low. BlackRock Investment Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Lord, Abbett & Co. LLC	0.74	09-30-16	0	Activism Threat Level: Very low. Lord, Abbett & Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Edge Asset Management, Inc.	0.72	09-30-16	0	Activism Threat Level: Very low. Edge Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NNIP Advisors BV	0.67	09-30-16	0	Activism Threat Level: Very low. NNIP Advisors BV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Capital Research & Management Co. (International Investors)	0.63	09-30-16	0	Activism Threat Level: Very low. Capital Research & Management Co. (International Investors) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AQR Capital Management LLC	0.61	09-30-16	0	Activism Threat Level: Very low. AQR Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nordea Investment Management AB (Denmark)	0.60	10-31-16	0	Activism Threat Level: Very low. Nordea Investment Management AB (Denmark) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mellon Capital Management Corp.	0.59	09-30-16	0	Activism Threat Level: Very low. Mellon Capital Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morgan Stanley Smith Barney LLC (Private Banking)	0.59	09-30-16	0	Activism Threat Level: Very low. Morgan Stanley Smith Barney LLC (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TIAA-CREF Investment Management LLC	0.55	09-30-16	0	Activism Threat Level: Very low. TIAA-CREF Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Santa Barbara Asset Management LLC	0.52	09-30-16	0	Activism Threat Level: Very low. Santa Barbara Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NWQ Investment Management Co. LLC	0.51	09-30-16	0	Activism Threat Level: Very low. NWQ Investment Management Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Old Mutual Global Investors (UK) Ltd.	0.51	09-30-16	0	Activism Threat Level: Very low. Old Mutual Global Investors (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Managed Account Advisors LLC	0.51	09-30-16	0	Activism Threat Level: Very low. Managed Account Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
I. G. Investment Management Ltd.	0.50	09-30-16	0	Activism Threat Level: Very low. I. G. Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Voya Investment Management Co. LLC	0.49	09-30-16	0	Activism Threat Level: Very low. Voya Investment Management Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Bank of New York Mellon Corp. (Investment Management)	0.45	09-30-16	0	Activism Threat Level: Very low. The Bank of New York Mellon Corp. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
American Century Investment Management, Inc.	0.44	09-30-16	0	Activism Threat Level: Very low. American Century Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Schroder Investment Management Ltd.	0.44	09-30-16	0	Activism Threat Level: Very low. Schroder Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Charles Schwab Investment Management, Inc.	0.44	09-30-16	0	Activism Threat Level: Very low. Charles Schwab Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Dimensional Fund Advisors LP	0.43	09-30-16	0	Activism Threat Level: Very low. Dimensional Fund Advisors LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Parametric Portfolio Associates LLC	0.41	09-30-16	0	Activism Threat Level: Very low. Parametric Portfolio Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Evercore Trust Company, NA	0.40	09-30-16	0	Activism Threat Level: Very low. Evercore Trust Company, NA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Arrowstreet Capital LP	0.38	09-30-16	0	Activism Threat Level: Very low. Arrowstreet Capital LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State Teachers Retirement System of Ohio	0.37	09-30-16	0	Activism Threat Level: Very low. State Teachers Retirement System of Ohio has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Manulife Asset Management (US) LLC	0.35	09-30-16	0	Activism Threat Level: Very low. Manulife Asset Management (US) LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
M. D. Sass Investors Services, Inc.	0.35	09-30-16	0	Activism Threat Level: Very low. M. D. Sass Investors Services, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Schroder Investment Management North America, Inc.	0.35	09-30-16	0	Activism Threat Level: Very low. Schroder Investment Management North America, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Quantitative Management Associates LLC	0.34	09-30-16	0	Activism Threat Level: Very low. Quantitative Management Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Advisors (UK) Ltd.	0.33	09-30-16	0	Activism Threat Level: Very low. BlackRock Advisors (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

Nikko Asset Management Co., Ltd.	0.33	09-30-16	0	Activism Threat Level: Very low. Nikko Asset Management Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Eaton Vance Management	0.28	09-30-16	0	Activism Threat Level: Very low. Eaton Vance Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Credit Suisse Securities (USA) LLC (Broker)	0.28	09-30-16	0	Activism Threat Level: Very low. Credit Suisse Securities (USA) LLC (Broker) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
D. F. Dent & Co., Inc.	0.27	09-30-16	0	Activism Threat Level: Very low. D. F. Dent & Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Loomis, Sayles & Co. LP	0.27	09-30-16	0	Activism Threat Level: Very low. Loomis, Sayles & Co. LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PanAgora Asset Management, Inc.	0.26	09-30-16	0	Activism Threat Level: Very low. PanAgora Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mitsubishi UFJ Trust & Banking Corp. (Investment Management)	0.26	09-30-16	0	Activism Threat Level: Very low. Mitsubishi UFJ Trust & Banking Corp. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Goldman Sachs & Co. (Private Banking)	0.25	09-30-16	0	Activism Threat Level: Very low. Goldman Sachs & Co. (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morgan Stanley & Co. LLC	0.25	09-30-16	0	Activism Threat Level: Very low. Morgan Stanley & Co. LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
FIAM LLC	0.25	09-30-16	0	Activism Threat Level: Very low. FIAM LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BB&T Securities LLC	0.25	09-30-16	0	Activism Threat Level: Very low. BB&T Securities LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Stifel Trust Co., NA	0.24	09-30-16	0	Activism Threat Level: Very low. Stifel Trust Co., NA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Teachers Advisors, Inc.	0.24	09-30-16	0	Activism Threat Level: Very low. Teachers Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nuveen Asset Management LLC	0.24	09-30-16	0	Activism Threat Level: Very low. Nuveen Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wells Fargo Advisors LLC	0.24	09-30-16	0	Activism Threat Level: Very low. Wells Fargo Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Herndon Capital Management LLC	0.24	09-30-16	0	Activism Threat Level: Very low. Herndon Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Asset Management One Co., Ltd.	0.23	09-30-16	0	Activism Threat Level: Very low. Asset Management One Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Robert W. Baird & Co., Inc. (Private Wealth Management)	0.23	09-30-16	0	Activism Threat Level: Very low. Robert W. Baird & Co., Inc. (Private Wealth Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AMF Pensionsforsakring AB	0.23	09-30-16	0	Activism Threat Level: Very low. AMF Pensionsforsakring AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Federated Equity Management Company of Pennsylvania	0.23	09-30-16	0	Activism Threat Level: Very low. Federated Equity Management Company of Pennsylvania has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Foresters Investment Management Co., Inc.	0.22	09-30-16	0	Activism Threat Level: Very low. Foresters Investment Management Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
INTECH Investment Management LLC	0.21	09-30-16	0	Activism Threat Level: Very low. INTECH Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pioneer Investment Management, Inc.	0.21	09-30-16	0	Activism Threat Level: Very low. Pioneer Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
New York State Teachers Retirement System	0.20	09-30-16	0	Activism Threat Level: Very low. New York State Teachers Retirement System has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sentinel Asset Management, Inc.	0.20	09-30-16	0	Activism Threat Level: Very low. Sentinel Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Citigroup Global Markets, Inc. (Broker)	0.19	09-30-16	0	Activism Threat Level: Very low. Citigroup Global Markets, Inc. (Broker) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Chevy Chase Trust Co.	0.19	09-30-16	0	Activism Threat Level: Very low. Chevy Chase Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
UBS AG (Investment Management)	0.18	09-30-16	0	Activism Threat Level: Very low. UBS AG (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Bank of America, NA (Private Banking)	0.18	09-30-16	0	Activism Threat Level: Very low. Bank of America, NA (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RhumbLine Advisers Ltd. Partnership	0.18	09-30-16	0	Activism Threat Level: Very low. RhumbLine Advisers Ltd. Partnership has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
GWL Investment Management	0.17	09-30-16	0	Activism Threat Level: Very low. GWL Investment Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Korea Investment Corp. (Investment Management)	0.17	09-30-16	0	Activism Threat Level: Very low. Korea Investment Corp. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nationwide Fund Advisors	0.17	09-30-16	0	Activism Threat Level: Very low. Nationwide Fund Advisors has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Marshall Wace LLP	0.17	09-30-16	0	Activism Threat Level: Very low. Marshall Wace LLP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Invesco PowerShares Capital Management LLC	0.17	09-30-16	0	Activism Threat Level: Very low. Invesco PowerShares Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Capital Guardian Trust Co.	0.16	09-30-16	0	Activism Threat Level: Very low. Capital Guardian Trust Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
APG Asset Management NV	0.16	09-30-16	0	Activism Threat Level: Very low. APG Asset Management NV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Federated Global Investment Management Corp.	0.16	09-30-16	0	Activism Threat Level: Very low. Federated Global Investment Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Tennessee Consolidated Retirement System	0.16	09-30-16	0	Activism Threat Level: Very low. Tennessee Consolidated Retirement System has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Japan Co., Ltd.	0.16	09-30-16	0	Activism Threat Level: Very low. BlackRock Japan Co., Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Securities LLC	0.16	09-30-16	0	Activism Threat Level: Very low. JPMorgan Securities LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Principal Global Investors LLC	0.16	09-30-16	0	Activism Threat Level: Very low. Principal Global Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Brandywine Global Investment Management LLC	0.15	09-30-16	0	Activism Threat Level: Very low. Brandywine Global Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
C. S. McKee LP	0.15	09-30-16	0	Activism Threat Level: Very low. C. S. McKee LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Todd Asset Management LLC	0.15	09-30-16	0	Activism Threat Level: Very low. Todd Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
TD Asset Management, Inc.	0.14	09-30-16	0	Activism Threat Level: Very low. TD Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Goldman Sachs Asset Management LP	0.13	09-30-16	0	Activism Threat Level: Very low. Goldman Sachs Asset Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Raymond James & Associates, Inc. (Invt Mgmt)	0.13	09-30-16	0	Activism Threat Level: Very low. Raymond James & Associates, Inc. (Invt Mgmt) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PNC Bank, NA (Investment Management)	0.13	09-30-16	0	Activism Threat Level: Very low. PNC Bank, NA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ameriprise Financial Services, Inc. (Private Banking)	0.13	09-30-16	0	Activism Threat Level: Very low. Ameriprise Financial Services, Inc. (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Canada Pension Plan Investment Board	0.13	09-30-16	0	Activism Threat Level: Very low. Canada Pension Plan Investment Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Gateway Investment Advisers LLC	0.12	09-30-16	0	Activism Threat Level: Very low. Gateway Investment Advisers LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Trilogy Global Advisors LP	0.12	09-30-16	0	Activism Threat Level: Very low. Trilogy Global Advisors LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deka Investment GmbH	0.12	09-30-16	0	Activism Threat Level: Very low. Deka Investment GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Dana Investment Advisors, Inc.	0.12	09-30-16	0	Activism Threat Level: Very low. Dana Investment Advisors, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
UBS Financial Services, Inc.	0.12	09-30-16	0	Activism Threat Level: Very low. UBS Financial Services, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
WEDGE Capital Management LLP	0.11	09-30-16	0	Activism Threat Level: Very low. WEDGE Capital Management LLP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Financial Management, Inc.	0.11	09-30-16	0	Activism Threat Level: Very low. BlackRock Financial Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
M&G Investment Management Ltd.	0.11	09-30-16	0	Activism Threat Level: Very low. M&G Investment Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Burney Co.	0.11	09-30-16	0	Activism Threat Level: Very low. The Burney Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
USAA Asset Management Co.	0.11	09-30-16	0	Activism Threat Level: Very low. USAA Asset Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Jyske Bank A/S (Investment Mgmt)	0.11	10-31-16	0	Activism Threat Level: Very low. Jyske Bank A/S (Investment Mgmt) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
HSBC Global Asset Management (UK) Ltd.	0.11	09-30-16	0	Activism Threat Level: Very low. HSBC Global Asset Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Teachers Retirement System of the State of Kentucky	0.11	09-30-16	0	Activism Threat Level: Very low. Teachers Retirement System of the State of Kentucky has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
QS Investors LLC	0.11	09-30-16	0	Activism Threat Level: Very low. QS Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State of Wisconsin Investment Board	0.10	09-30-16	0	Activism Threat Level: Very low. State of Wisconsin Investment Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
J. V. Bruni & Co., Inc.	0.10	09-30-16	0	Activism Threat Level: Very low. J. V. Bruni & Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Allianz Global Investors GmbH	0.10	09-30-16	0	Activism Threat Level: Very low. Allianz Global Investors GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Candriam Luxembourg SA	0.10	09-30-16	0	Activism Threat Level: Very low. Candriam Luxembourg SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Boston Trust Investment Management, Inc.	0.10	09-30-16	0	Activism Threat Level: Very low. Boston Trust Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Merrill Lynch, Pierce, Fenner & Smith, Inc. (Invt Mgmt)	0.10	09-30-16	0	Activism Threat Level: Very low. Merrill Lynch, Pierce, Fenner & Smith, Inc. (Invt Mgmt) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Security Investors LLC	0.10	09-30-16	0	Activism Threat Level: Very low. Security Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Menora Mivtachim Insurance Ltd.	0.10	09-30-16	0	Activism Threat Level: Very low. Menora Mivtachim Insurance Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morgan Stanley Investment Management, Inc.	0.10	09-30-16	0	Activism Threat Level: Very low. Morgan Stanley Investment Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Barclays Bank Plc (Private Banking)	0.10	09-30-16	0	Activism Threat Level: Very low. Barclays Bank Plc (Private Banking) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Barclays Capital, Inc.	0.10	09-30-16	0	Activism Threat Level: Very low. Barclays Capital, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PNC Capital Advisors LLC	0.10	09-30-16	0	Activism Threat Level: Very low. PNC Capital Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AXA Rosenberg Investment Management LLC	0.09	09-30-16	0	Activism Threat Level: Very low. AXA Rosenberg Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
New Jersey Division of Investment	0.09	09-30-16	0	Activism Threat Level: Very low. New Jersey Division of Investment has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Sjunde AP-fonden	0.09	06-30-16	0	Activism Threat Level: Very low. Sjunde AP-fonden has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Boston Company Asset Management LLC	0.09	09-30-16	0	Activism Threat Level: Very low. The Boston Company Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Union Investment Privatfonds GmbH	0.09	03-31-16	0	Activism Threat Level: Very low. Union Investment Privatfonds GmbH has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
National Pension Service of Korea	0.09	09-30-16	0	Activism Threat Level: Very low. National Pension Service of Korea has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
AMP Capital Investors Ltd.	0.08	09-30-16	0	Activism Threat Level: Very low. AMP Capital Investors Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
US Bancorp Asset Management, Inc.	0.08	09-30-16	0	Activism Threat Level: Very low. US Bancorp Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

Smith Asset Management Group LP	0.08	09-30-16	0	Activism Threat Level: Very low. Smith Asset Management Group LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
H. M. Payson & Co.	0.08	09-30-16	0	Activism Threat Level: Very low. H. M. Payson & Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Dreyfus Corp.	0.08	09-30-16	0	Activism Threat Level: Very low. The Dreyfus Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
CI Investments, Inc.	0.08	09-30-16	0	Activism Threat Level: Very low. CI Investments, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Glenmede Investment Management LP	0.08	09-30-16	0	Activism Threat Level: Very low. Glenmede Investment Management LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
David Vaughan Investments, Inc.	0.08	09-30-16	0	Activism Threat Level: Very low. David Vaughan Investments, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Arvest Investments, Inc.	0.08	09-30-16	0	Activism Threat Level: Very low. Arvest Investments, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Principal Management Corp.	0.08	11-25-16	0	Activism Threat Level: Very low. Principal Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Asset Management (UK) Ltd.	0.08	09-30-16	0	Activism Threat Level: Very low. JPMorgan Asset Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pictet Asset Management SA	0.08	09-30-16	0	Activism Threat Level: Very low. Pictet Asset Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
HighMark Capital Management, Inc.	0.07	11-30-16	0	Activism Threat Level: Very low. HighMark Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Invesco Advisers, Inc.	0.07	09-30-16	0	Activism Threat Level: Very low. Invesco Advisers, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
LS Investment Advisors LLC	0.07	09-30-16	0	Activism Threat Level: Very low. LS Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ferguson Wellman Capital Management, Inc.	0.07	09-30-16	0	Activism Threat Level: Very low. Ferguson Wellman Capital Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Candriam Belgium SA	0.07	10-31-16	0	Activism Threat Level: Very low. Candriam Belgium SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Tewksbury Capital Management Ltd.	0.07	09-30-16	0	Activism Threat Level: Very low. Tewksbury Capital Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Silvant Capital Management LLC	0.07	09-30-16	0	Activism Threat Level: Very low. Silvant Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Alpine Woods Capital Investors LLC	0.07	09-30-16	0	Activism Threat Level: Very low. Alpine Woods Capital Investors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Pension Reserves Investment Management Board	0.07	06-30-15	0	Activism Threat Level: Very low. Pension Reserves Investment Management Board has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Nippon Life Global Investors Americas, Inc.	0.07	09-30-16	0	Activism Threat Level: Very low. Nippon Life Global Investors Americas, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
UBS Asset Management (UK) Ltd.	0.07	09-30-16	0	Activism Threat Level: Very low. UBS Asset Management (UK) Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Ulysses Management LLC	0.07	09-30-16	0	Activism Threat Level: Very low. Ulysses Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Stifel Nicolaus & Co., Inc. (Investment Management)	0.07	09-30-16	0	Activism Threat Level: Very low. Stifel Nicolaus & Co., Inc. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Winton Capital Management Ltd.	0.07	09-30-16	0	Activism Threat Level: Very low. Winton Capital Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Honeywell Capital Management LLC	0.07	09-30-16	0	Activism Threat Level: Very low. Honeywell Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Whitney Bank (Investment Management)	0.07	09-30-16	0	Activism Threat Level: Very low. Whitney Bank (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
I.G. International Management Ltd.	0.07	03-31-16	0	Activism Threat Level: Very low. I.G. International Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Amundi Asset Management SA (Investment Management)	0.07	09-30-16	0	Activism Threat Level: Very low. Amundi Asset Management SA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BlackRock Asset Management Canada Ltd.	0.07	09-30-16	0	Activism Threat Level: Very low. BlackRock Asset Management Canada Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First Trust Advisors LP	0.07	09-30-16	0	Activism Threat Level: Very low. First Trust Advisors LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BC Investment Management Corp.	0.06	09-30-16	0	Activism Threat Level: Very low. BC Investment Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RBC Capital Markets LLC (Investment Management)	0.06	09-30-16	0	Activism Threat Level: Very low. RBC Capital Markets LLC (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
DeRoy & Devereaux Private Investment Counsel, Inc.	0.06	09-30-16	0	Activism Threat Level: Very low. DeRoy & Devereaux Private Investment Counsel, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aviva Investors Global Services Ltd.	0.06	09-30-16	0	Activism Threat Level: Very low. Aviva Investors Global Services Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Deutsche Investment Management Americas, Inc.	0.06	09-30-16	0	Activism Threat Level: Very low. Deutsche Investment Management Americas, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Rothschild Asset Management, Inc.	0.06	09-30-16	0	Activism Threat Level: Very low. Rothschild Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BMO Private Investment Counsel, Inc.	0.06	09-30-16	0	Activism Threat Level: Very low. BMO Private Investment Counsel, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
JPMorgan Asset Management Canada, Inc.	0.06	09-30-16	0	Activism Threat Level: Very low. JPMorgan Asset Management Canada, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Credit Suisse AG	0.06	11-30-16	0	Activism Threat Level: Very low. Credit Suisse AG has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Renaissance Technologies LLC	0.06	09-30-16	0	Activism Threat Level: Very low. Renaissance Technologies LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
PineBridge Investments LLC	0.06	09-30-16	0	Activism Threat Level: Very low. PineBridge Investments LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NGAM Advisors LP	0.06	09-30-16	0	Activism Threat Level: Very low. NGAM Advisors LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Palladium Partners LLC	0.06	09-30-16	0	Activism Threat Level: Very low. Palladium Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
KeyBank, NA (Investment Management)	0.06	09-30-16	0	Activism Threat Level: Very low. KeyBank, NA (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Delaware Management Business Trust	0.06	09-30-16	0	Activism Threat Level: Very low. Delaware Management Business Trust has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Calamos Advisors LLC	0.06	09-30-16	0	Activism Threat Level: Very low. Calamos Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Wells Fargo Advisors Financial Network LLC	0.06	09-30-16	0	Activism Threat Level: Very low. Wells Fargo Advisors Financial Network LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SEI Investments Management Corp.	0.06	09-30-16	0	Activism Threat Level: Very low. SEI Investments Management Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Interval Partners LP	0.06	09-30-16	0	Activism Threat Level: Very low. Interval Partners LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Aperio Group LLC	0.06	09-30-16	0	Activism Threat Level: Very low. Aperio Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Rockefeller & Co., Inc.	0.06	09-30-16	0	Activism Threat Level: Very low. Rockefeller & Co., Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Metropolitan Life Insurance Co. (Investment Portfolio)	0.06	09-30-16	0	Activism Threat Level: Very low. Metropolitan Life Insurance Co. (Investment Portfolio) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NISA Investment Advisors LLC	0.05	09-30-16	0	Activism Threat Level: Very low. NISA Investment Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Envestnet Asset Management, Inc.	0.05	09-30-16	0	Activism Threat Level: Very low. Envestnet Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Kellogg Asset Management LLC	0.05	09-30-16	0	Activism Threat Level: Very low. Kellogg Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RBC Dominion Securities, Inc. (Investment Management)	0.05	09-30-16	0	Activism Threat Level: Very low. RBC Dominion Securities, Inc. (Investment Management) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
The Retirement Systems of Alabama	0.05	09-30-16	0	Activism Threat Level: Very low. The Retirement Systems of Alabama has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
ICON Advisers, Inc.	0.05	09-30-16	0	Activism Threat Level: Very low. ICON Advisers, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Morningstar Investment Services LLC	0.05	09-30-16	0	Activism Threat Level: Very low. Morningstar Investment Services LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SEB Investment Management AB	0.05	09-30-16	0	Activism Threat Level: Very low. SEB Investment Management AB has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Segall, Bryant & Hamill LLC	0.05	09-30-16	0	Activism Threat Level: Very low. Segall, Bryant & Hamill LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
NFJ Investment Group LLC	0.05	09-30-16	0	Activism Threat Level: Very low. NFJ Investment Group LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
State Street Global Advisors Ltd.	0.05	11-25-16	0	Activism Threat Level: Very low. State Street Global Advisors Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Strategic Advisers, Inc.	0.05	09-30-16	0	Activism Threat Level: Very low. Strategic Advisers, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Chicago Equity Partners LLC	0.05	09-30-16	0	Activism Threat Level: Very low. Chicago Equity Partners LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Amundi Smith Breeden LLC	0.05	11-30-16	0	Activism Threat Level: Very low. Amundi Smith Breeden LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Middlefield Capital Corp.	0.05	06-30-16	0	Activism Threat Level: Very low. Middlefield Capital Corp. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
First Quadrant LP	0.05	09-30-16	0	Activism Threat Level: Very low. First Quadrant LP has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Storebrand Asset Management AS	0.05	11-30-16	0	Activism Threat Level: Very low. Storebrand Asset Management AS has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Eagle Asset Management, Inc.	0.05	09-30-16	0	Activism Threat Level: Very low. Eagle Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Manulife Asset Management Ltd.	0.05	09-30-16	0	Activism Threat Level: Very low. Manulife Asset Management Ltd. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Denali Advisors LLC	0.04	09-30-16	0	Activism Threat Level: Very low. Denali Advisors LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
SunAmerica Asset Management LLC	0.04	09-30-16	0	Activism Threat Level: Very low. SunAmerica Asset Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
RBC Global Asset Management, Inc.	0.04	09-30-16	0	Activism Threat Level: Very low. RBC Global Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Roffman Miller Associates, Inc.	0.04	09-30-16	0	Activism Threat Level: Very low. Roffman Miller Associates, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Copeland Capital Management LLC	0.04	09-30-16	0	Activism Threat Level: Very low. Copeland Capital Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Capital Fund Management SA	0.04	09-30-16	0	Activism Threat Level: Very low. Capital Fund Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Badgley, Phelps & Bell, Inc.	0.04	09-30-16	0	Activism Threat Level: Very low. Badgley, Phelps & Bell, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Robeco Institutional Asset Management BV	0.04	09-30-16	0	Activism Threat Level: Very low. Robeco Institutional Asset Management BV has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
BMO Asset Management, Inc.	0.04	09-30-16	0	Activism Threat Level: Very low. BMO Asset Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Banque Pictet & Cie SA	0.04	09-30-16	0	Activism Threat Level: Very low. Banque Pictet & Cie SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
F.L. Putnam Investment Management Co.	0.04	09-30-16	0	Activism Threat Level: Very low. F.L. Putnam Investment Management Co. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Picton Mahoney Asset Management	0.04	09-30-16	0	Activism Threat Level: Very low. Picton Mahoney Asset Management has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Voloridge Investment Management LLC	0.04	09-30-16	0	Activism Threat Level: Very low. Voloridge Investment Management LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Foundry Partners LLC (Minnesota)	0.04	09-30-16	0	Activism Threat Level: Very low. Foundry Partners LLC (Minnesota) has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

Williams, Jones & Associates LLC	0.04	09-30-16	0	Activism Threat Level: Very low. Williams, Jones & Associates LLC has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Mader & Shannon Wealth Management, Inc.	0.04	09-30-16	0	Activism Threat Level: Very low. Mader & Shannon Wealth Management, Inc. has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch
Degroof Petercam Asset Management SA	0.04	10-31-16	0	Activism Threat Level: Very low. Degroof Petercam Asset Management SA has never been involved in a publicly disclosed activist campaign. Source: FactSet SharkWatch

(c) 2017 FactSet Research Systems Inc. All Rights Reserved.



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
+1 202 736 8000
+1 202 736 8711 FAX

thomas.kim@sidley.com
(202) 736 8615

BEIJING
BOSTON
BRUSSELS
CENTURY CITY
CHICAGO
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GENEVA
HONG KONG
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LONDON
LOS ANGELES
MUNICH
NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
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TOKYO
WASHINGTON, D.C.

FOUNDED 1866

January 6, 2017

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F St., NE
Washington, DC 20549

Re: Discover Financial Services – Supplemental Response to Shareholder Proposal submitted by Myra K. Young

Ladies and Gentlemen:

Myra K. Young (the "Proponent") submitted a shareholder proposal (the "Proposal") to Discover Financial Services, a Delaware corporation ("Discover" or the "Company"), for inclusion in Discover's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials"). The Proposal requests that the Company "amend its bylaws, and other documents as necessary, to allow shareholders to place the names of their Board nominees on the corporate proxy" and that the amendment provide that a "limit of 40 shareholders...be placed on the number of shareholders that can aggregate their shares to achieve the percentage of common stock to be held by qualified nominating shareholders to make such nominations."

This supplemental letter is submitted in response to a letter from James McRitchie on behalf of the Proponent, dated December 20, 2016 (the "December 20 Response"), and should be read in conjunction with Discover's December 20, 2016 letter to the Staff, notifying it of Discover's intent to exclude the Proposal from the 2017 Proxy Materials pursuant to Exchange Act Rule 14a-8 (the "Initial Submission").

Analysis

The Company believes that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board amended the Company's bylaws on December 15, 2016 to provide for proxy access (the "Bylaw Amendments"). In the December 20 Response, Mr. McRitchie makes two principal points on behalf of the Proponent: (1) that "[t]he current case is much more similar to the no-action requests denied, such as H&R Block and others cited above, which sought to amend existing bylaws...since the companies had taken little or no action to implement requested amendments"; and (2) that "[t]he Company provides no substantive evidence to their assertion that a change from 20 to 40 shareholders permitted to form a nominating group 'would not meaningfully promote the use of proxy access.'"

The Company's Adoption of the Bylaw Amendments Addresses the Essential Objective of and Substantially Implements the Proposal.

The first point mischaracterizes the Initial Submission. This request is not "more similar to the no-action requests denied...which sought to amend existing bylaws" (emphasis added). Here, the "essential objective" of the Proposal is the adoption of a meaningful proxy access right for shareholders that "will match or exceed common best practices for proxy access," not the adoption of any single component of proxy access specifically called out by the Proponent. The Company has substantially implemented the Proposal by amending its bylaws on December 15, 2016 to provide for proxy access. Consistent with majority practice, these bylaw amendments – which provide proxy access to a group of up to 20 shareholders holding at least 3% of the Company's outstanding common stock for 3 years – certainly "match or exceed common best practices for proxy access" as requested by the Proposal.

The December 20 Response's citations to *H&R Block, Inc.*, *Microsoft Corporation*, and *Whole Foods Market, Inc.* as support for its arguments are inapposite. In each of these letters, the shareholder proposals requested a range of reforms to each company's existing proxy access bylaw provisions, and these companies did not take any additional action in response to the proposals. In contrast, here, Discover has taken the very action requested by the Proponent – the Board has adopted proxy access. Hence, Discover's situation is substantially similar to *Cisco Systems, Inc.*,[1] where Cisco adopted proxy access as requested by the proponent and the Staff granted no-action relief on the basis of substantial implementation. As noted in the Original Submission, obtaining no-action relief pursuant to Rule 14a-8(i)(10) is not contingent on a company addressing the proposal in a manner that corresponds to each detail sought by the proponent in its proposal.

Increasing the Cap on Shareholders Aggregating Their Holdings for Proxy Access Purposes as Requested by the Proposal Would Not Meaningfully Promote the Use of Proxy Access at Discover.

---

[1] *Cisco Systems, Inc.* (Sept. 27, 2016). *See also WD-40 Co.* (Sept. 27, 2016); *Oracle Corp.* (Aug. 11, 2016).

We attach to this letter an institutional shareholder list as of September 30, 2016, prepared by Discover's Investor Relations office based on publicly available information. This is the list used by Discover's Investor Relations office in the ordinary course. Given the 3% ownership threshold in the Bylaw Amendments, 20 shareholders each owning only 0.15% of the Company's outstanding common stock could aggregate their holdings to meet this threshold. For Discover, there are 114 institutional shareholders owning 0.15% or more of the Company's outstanding common stock as of September 30, 2016. Given this depth of institutional ownership of Discover common stock, there are multiple and various ways in which a shareholder group of 20 or fewer could satisfy the 3% ownership threshold. Adopting a limitation of 40 shareholders permitted to constitute a nominating group, as requested by the Proposal, would not meaningfully promote the use of proxy access as compared to a limitation of 20 shareholders. For example, 40 shareholders each owning 0.075% of the Company's outstanding common stock could aggregate their holdings to reach the 3% threshold. For Discover, there are only 52 additional institutional shareholders that own between 0.075% and 0.15% of Discover's outstanding common stock as of September 30, 2016.

Conclusion

For the foregoing reasons, the Company believes that it has substantially implemented the Proposal and may therefore exclude the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (202) 736-8615 or by email at thomas.kim@sidley.com.

Sincerely yours,



Thomas J. Kim

Attachment

cc: John Chevedden

EXHIBIT

FIRM NAME	INVESTMENT STYLE GROUP	TURNOVER	EQUITY ASSETS	POSITION [09/30/2016]	% of O/S	POSITION [06/30/2016]	% of O/S	POSITION [03/31/2016]	% of O/S	POSITION [12/31/2015]	% of O/S
The Vanguard Group, Inc.	Index	LOW	2,132,312.31	25,122,053	6.34%	25,018,247	6.15%	24,623,854	5.94%	24,374,938	5.78%
Boston Partners	Value	LOW	78,152.94	16,574,758	4.18%	16,727,596	4.11%	14,943,210	3.61%	14,758,676	3.50%
BlackRock Institutional Trust Company, N.A.	Index	LOW	1,628,567.02	15,634,066	3.94%	15,407,312	3.79%	15,828,548	3.82%	16,747,615	3.97%
State Street Global Advisors (US)	Index	LOW	835,790.88	15,447,833	3.90%	16,525,214	4.06%	17,072,705	4.12%	17,736,788	4.21%
JP Morgan Asset Management	GARP	LOW	278,858.45	9,307,410	2.35%	11,261,599	2.77%	12,304,979	2.97%	9,999,797	2.37%
Capital World Investors	Value	LOW	596,069.92	8,940,004	2.26%	8,940,000	2.20%	8,940,000	2.16%	9,180,000	2.18%
Fidelity Management & Research Company	GARP	LOW	841,434.78	8,514,015	2.15%	9,694,537	2.38%	9,966,081	2.41%	8,709,671	2.07%
LSV Asset Management	Value	LOW	63,637.86	7,015,656	1.77%	6,925,107	1.70%	6,975,937	1.68%	4,737,657	1.12%
BlackRock Financial Management, Inc.	Growth	LOW	141,617.11	5,953,390	1.50%	5,428,579	1.34%	5,154,111	1.24%	5,337,251	1.27%
PRIMECAP Management Company	GARP	LOW	102,944.72	5,428,500	1.37%	3,866,300	0.95%	2,856,600	0.69%	2,489,500	0.59%
MFS Investment Management	Growth	LOW	297,820.81	5,172,129	1.30%	5,166,643	1.27%	4,870,104	1.18%	4,652,301	1.10%
Barrow, Hanley, Mewhinney & Strauss, LLC	Income	LOW	80,750.67	4,652,543	1.17%	4,701,386	1.16%	4,960,436	1.20%	4,870,065	1.15%
AllianceBernstein L.P.	Growth	LOW	141,338.54	3,671,318	0.93%	5,339,892	1.31%	5,848,376	1.41%	5,271,764	1.25%
Geode Capital Management, L.L.C.	Index	LOW	227,458.91	3,657,175	0.92%	3,612,122	0.89%	3,601,690	0.87%	3,642,509	0.86%
Bessemer Trust Company, N.A. (US)	Growth	MED	25,309.08	3,642,388	0.92%	3,601,561	0.89%	3,529,003	0.85%	2,821,367	0.67%
Northern Trust Investments, Inc.	Index	LOW	215,244.35	3,481,822	0.88%	3,517,545	0.87%	3,573,256	0.86%	3,633,780	0.86%
BlackRock Investment Management, LLC	Value	LOW	103,773.00	3,401,806	0.86%	3,326,243	0.82%	3,207,568	0.77%	3,216,522	0.76%
Nordea Funds Oy	GARP	LOW	73,061.31	3,394,939	0.86%	3,265,182	0.80%	3,404,829	0.82%	3,210,136	0.76%
Deutsche Asset Management Investment GmbH	GARP	LOW	103,857.06	3,262,061	0.82%	3,303,732	0.81%	3,195,059	0.77%	3,258,752	0.77%
BlackRock Investment Management (UK) Ltd.	Growth	LOW	227,735.43	3,186,184	0.80%	3,087,485	0.76%	3,050,878	0.74%	3,154,249	0.75%
BMO Asset Management U.S.	Value	MED	13,423.36	3,147,559	0.79%	3,247,688	0.80%	3,458,805	0.84%	2,356,573	0.56%
TIAA Global Asset Management	GARP	LOW	272,673.17	3,126,194	0.79%	2,510,672	0.62%	2,343,087	0.57%	2,315,976	0.55%
OppenheimerFunds, Inc.	GARP	LOW	131,732.52	3,086,126	0.78%	2,760,328	0.68%	2,971,378	0.72%	2,598,569	0.62%
Norges Bank Investment Management (NBIM)	Value	LOW	520,260.96	3,082,806	0.78%	3,082,806	0.76%	3,082,806	0.74%	3,082,806	0.73%
Lord, Abbett & Co. LLC	Growth	MED	36,500.75	2,928,641	0.74%	1,946,607	0.48%	1,136,323	0.27%	0	0.00%
Edge Asset Management, Inc.	GARP	LOW	12,545.19	2,854,874	0.72%	2,709,839	0.67%	2,208,655	0.53%	1,867,660	0.44%
NNIP Advisors B.V.	Growth	MED	29,399.98	2,661,488	0.67%	2,633,254	0.65%	2,627,815	0.63%	5,246	0.00%
Sterling Capital Management, LLC	Value	LOW	16,137.87	2,611,996	0.66%	2,604,509	0.64%	2,286,218	0.55%	2,198,621	0.52%
Capital International Investors	Value	LOW	98,633.05	2,479,981	0.63%	7,256,600	1.79%	7,256,600	1.75%	6,621,100	1.57%
Columbia Threadneedle Investments (US)	Growth	LOW	169,587.68	2,443,434	0.62%	1,242,418	0.31%	889,424	0.21%	1,041,613	0.25%
AQR Capital Management, LLC	Hedge Fund	MED	83,413.96	2,393,709	0.60%	2,083,369	0.51%	2,850,475	0.69%	3,289,376	0.78%
Mellon Capital Management Corporation	Index	LOW	161,455.07	2,329,099	0.59%	1,966,071	0.48%	2,158,941	0.52%	2,167,336	0.51%
Morgan Stanley Wealth Management	Growth	LOW	153,708.02	2,309,553	0.58%	1,958,064	0.48%	1,976,744	0.48%	1,986,069	0.47%
Santa Barbara Asset Management, LLC	Growth	LOW	5,560.94	2,042,437	0.52%	1,843,806	0.45%	1,840,643	0.44%	1,719,730	0.41%
NWQ Investment Management Company, LLC	Value	MED	10,355.72	2,021,299	0.51%	1,923,482	0.47%	2,244,839	0.54%	2,233,196	0.53%
Old Mutual Global Investors (UK) Limited	Value	MED	25,033.35	2,012,074	0.51%	1,297,585	0.32%	634,410	0.15%	79,958	0.02%
Managed Account Advisors LLC	Other	LOW	150,732.87	2,011,565	0.51%	1,862,522	0.46%	1,767,315	0.43%	1,628,779	0.39%
I.G. Investment Management, Ltd.	GARP	LOW	32,816.92	1,982,554	0.50%	1,883,779	0.46%	1,966,999	0.47%	1,895,640	0.45%
Voya Investment Management LLC	Growth	MED	45,739.03	1,912,334	0.48%	2,075,969	0.51%	2,707,182	0.65%	2,162,421	0.51%
Legal & General Investment Management Ltd.	Index	LOW	183,748.25	1,867,779	0.47%	1,887,351	0.46%	1,855,863	0.45%	1,832,533	0.43%
American Century Investment Management, Inc.	Growth	LOW	104,607.41	1,735,526	0.44%	3,327,984	0.82%	4,027,667	0.97%	2,439,409	0.58%
Schroder Investment Management Ltd. (SIM)	Growth	LOW	117,747.57	1,733,719	0.44%	1,869,697	0.46%	1,690,543	0.41%	1,667,007	0.40%
Charles Schwab Investment Management, Inc.	Index	LOW	103,518.85	1,715,031	0.43%	1,654,293	0.41%	1,373,901	0.33%	1,182,837	0.28%
Dimensional Fund Advisors, L.P.	Growth	LOW	310,970.22	1,695,515	0.43%	1,539,396	0.38%	1,480,890	0.36%	1,451,440	0.34%
Parametric Portfolio Associates LLC	Index	LOW	75,128.59	1,617,563	0.41%	1,540,893	0.38%	1,437,298	0.35%	1,459,884	0.35%
Evercore Trust Company, N.A.	Income	LOW	31,718.07	1,573,874	0.40%	1,748,753	0.43%	1,925,051	0.46%	1,999,419	0.47%
Arrowstreet Capital, Limited Partnership	Hedge Fund	HIGH	32,546.54	1,503,687	0.38%	2,371,435	0.58%	1,172,959	0.28%	717,573	0.17%
BMO Harris Bank N.A.	GARP	LOW	10,849.61	1,486,696	0.38%	1,538,943	0.38%	1,457,101	0.35%	1,432,073	0.34%
JPMorgan Private Bank (United States)	Value	LOW	84,083.84	1,486,486	0.37%	1,967,981	0.48%	2,182,799	0.53%	1,877,864	0.45%
ClearBridge, LLC	Growth	LOW	6,545.72	1,461,060	0.37%	1,451,190	0.36%	1,908,050	0.46%	0	0.00%
BNY Mellon Asset Management	Income	LOW	82,113.34	1,453,722	0.37%	1,464,694	0.36%	1,489,295	0.36%	1,506,397	0.36%
State Teachers Retirement System of Ohio	Value	LOW	25,057.22	1,452,623	0.37%	1,414,965	0.35%	1,365,201	0.33%	1,340,986	0.32%
Manulife Asset Management (US) LLC	Growth	LOW	49,359.64	1,387,648	0.35%	1,522,437	0.37%	1,740,929	0.42%	1,459,788	0.35%
M. D. Sass Investors Services, Inc.	Hedge Fund	MED	1,788.36	1,385,291	0.35%	1,498,466	0.37%	1,482,366	0.36%	1,277,112	0.30%
Schroder Investment Management North America Inc.	GARP	LOW	19,206.08	1,362,621	0.34%	1,678,919	0.41%	1,739,544	0.42%	1,874,975	0.44%
Capital Research Global Investors	Value	LOW	447,660.92	1,346,767	0.34%	4,309,500	1.06%	1,944,200	0.47%	0	0.00%
Quantitative Management Associates LLC	Index	LOW	62,672.49	1,340,521	0.34%	1,181,975	0.29%	1,093,102	0.26%	1,169,262	0.28%
ClearBridge Investments, LLC	GARP	LOW	92,654.96	1,323,801	0.33%	1,344,033	0.33%	1,714,330	0.41%	1,722,775	0.41%
Sumitomo Mitsui Trust Bank, Limited	Growth	LOW	127,446.49	1,287,150	0.32%	1,238,507	0.30%	1,278,311	0.31%	1,258,789	0.30%
New York State Common Retirement System	Index	LOW	72,063.58	1,229,662	0.31%	1,228,662	0.30%	1,189,121	0.29%	1,255,761	0.30%
California Public Employees' Retirement System	Index	LOW	68,520.01	1,198,656	0.30%	1,348,356	0.33%	1,375,256	0.33%	1,365,756	0.32%
Wells Fargo Advisors	Other	LOW	129,577.57	1,155,159	0.29%	1,212,885	0.30%	1,151,987	0.28%	1,002,700	0.24%
Bank of America Merrill Lynch (US)	Other	LOW	246,071.39	1,116,097	0.28%	1,022,551	0.25%	1,175,022	0.28%	1,610,522	0.38%
Eaton Vance Management	Growth	LOW	38,515.87	1,093,768	0.28%	1,085,050	0.27%	2,345,269	0.57%	2,611,506	0.62%
Credit Suisse Securities (USA) LLC	Other	LOW	85,877.75	1,090,762	0.28%	1,027,338	0.25%	900,974	0.22%	1,756,537	0.42%
BlackRock Asset Management Ireland Limited	Growth	LOW	77,124.53	1,083,546	0.27%	1,035,145	0.25%	1,053,899	0.25%	1,081,627	0.26%
D. F. Dent & Company, Inc.	Growth	LOW	3,650.19	1,050,746	0.27%	1,154,451	0.28%	1,402,924	0.34%	1,377,294	0.33%
Loomis, Sayles & Company, L.P.	GARP	LOW	41,403.65	1,049,383	0.26%	1,061,960	0.26%	1,121,981	0.27%	1,121,758	0.27%
PanAgora Asset Management Inc.	GARP	LOW	22,062.76	1,022,951	0.26%	566,514	0.14%	281,409	0.07%	264,074	0.06%
1919 Investment Counsel, LLC	GARP	LOW	5,980.18	1,017,911	0.26%	1,001,375	0.25%	969,166	0.23%	877,762	0.21%
Mitsubishi UFJ Trust and Banking Corporation	Growth	LOW	90,184.38	1,004,431	0.25%	1,002,776	0.25%	1,055,134	0.25%	1,069,841	0.25%
Goldman Sachs & Company, Inc.	Other	MED	146,168.03	984,592	0.25%	627,695	0.15%	877,104	0.21%	1,133,387	0.27%

Morgan Stanley & Co. LLC	Other	MED	67,039.00	979,441	0.25%	715,086	0.18%	48,238	0.01%	941,904	0.22%
Fidelity Institutional Asset Management	GARP	LOW	71,072.40	974,915	0.25%	1,024,868	0.25%	1,064,255	0.26%	882,339	0.21%
BB&T Securities, LLC		MED	6,676.57	966,205	0.24%	963,167	0.24%	1,010,593	0.24%	877,866	0.21%
Adage Capital Management, L.P.	Hedge Fund	MED	36,977.58	965,550	0.24%	1,467,658	0.36%	203,758	0.05%	220,158	0.05%
Nuveen Asset Management, LLC	Value	MED	19,876.19	935,141	0.24%	930,572	0.23%	696,455	0.17%	591,258	0.14%
Herndon Capital Management, LLC	GARP	MED	2,091.35	931,532	0.23%	1,254,884	0.31%	1,893,917	0.46%	2,236,609	0.53%
Baird Investment Management	Growth	LOW	11,237.81	904,810	0.23%	911,081	0.22%	893,295	0.22%	863,589	0.20%
AMF Pensionsförsäkring AB	Growth	LOW	24,016.20	895,667	0.23%	1,186,838	0.29%	1,278,933	0.31%	1,223,973	0.29%
California State Teachers Retirement System	Index	LOW	50,575.53	894,259	0.23%	886,659	0.22%	904,852	0.22%	846,072	0.20%
Federated Equity Management Company of Pennsylvania		LOW	15,803.28	893,047	0.23%	347,104	0.09%	86,625	0.02%	156,541	0.04%
PGGM Vermogensbeheer B.V.	GARP	LOW	56,260.19	886,426	0.22%	893,529	0.22%	299,868	0.07%	292,600	0.07%
Millennium Management LLC	Hedge Fund	HIGH	53,587.52	866,796	0.22%	376,772	0.09%	128,504	0.03%	712,552	0.17%
Franklin Equity Group	Growth	LOW	13,058.96	864,246	0.22%	895,414	0.22%	899,182	0.22%	1,292,434	0.31%
Foresters Investment Management Company, Inc.	GARP	LOW	5,483.99	850,833	0.21%	867,533	0.21%	847,803	0.20%	785,603	0.19%
INTECH Investment Management LLC	GARP	MED	39,770.92	833,417	0.21%	1,019,356	0.25%	1,580,217	0.38%	1,917,617	0.45%
T. Rowe Price Associates, Inc.	GARP	LOW	547,427.62	822,098	0.21%	822,024	0.20%	820,329	0.20%	4,817,152	1.14%
Pioneer Investment Management, Inc.	Growth	LOW	30,513.24	812,236	0.20%	635,483	0.16%	288,332	0.07%	447,657	0.11%
Northern Trust Global Investments Limited	Growth	LOW	45,535.38	800,355	0.20%	795,003	0.20%	854,972	0.21%	919,946	0.22%
New York State Teachers' Retirement System	Index	LOW	38,938.54	784,501	0.20%	866,685	0.21%	889,471	0.21%	890,719	0.21%
Sprott Asset Management LP	Value	MED	1,907.08	783,960	0.20%	781,760	0.19%	608,060	0.15%	598,020	0.14%
Sentinel Asset Management, Inc.	Value	LOW	4,506.31	775,400	0.20%	850,400	0.21%	940,200	0.23%	906,300	0.21%
Chevy Chase Trust Company		LOW	18,780.19	728,972	0.18%	644,631	0.16%	545,302	0.13%	559,104	0.13%
UBS Asset Management (Switzerland)	Value	LOW	97,676.12	723,371	0.18%	728,910	0.18%	723,814	0.17%	751,393	0.18%
Rhumbline Advisers Ltd. Partnership	Index	LOW	37,453.11	703,303	0.18%	628,652	0.15%	608,866	0.15%	589,412	0.14%
GWL Investment Management Ltd.	Growth	LOW	36,153.10	680,462	0.17%	652,556	0.16%	292,215	0.07%	530,081	0.13%
Korea Investment Corporation	Growth	LOW	20,318.12	678,828	0.17%	627,053	0.15%	526,853	0.13%	670,853	0.16%
Marshall Wace LLP	Hedge Fund	HIGH	14,737.03	655,405	0.17%	895,000	0.22%	920,772	0.22%	610,531	0.14%
Northern Trust Global Investments Ltd.	Growth	LOW	94,059.03	649,946	0.16%	693,061	0.17%	707,655	0.17%	753,447	0.18%
Invesco PowerShares Capital Management LLC	Index	LOW	84,566.54	648,887	0.16%	733,563	0.18%	507,812	0.12%	113,648	0.03%
Capital Guardian Trust Company	GARP	LOW	27,518.55	638,800	0.16%	1,232,540	0.30%	1,357,474	0.33%	1,227,286	0.29%
APG Asset Management	Growth	LOW	136,830.41	636,232	0.16%	636,232	0.16%	603,932	0.15%	679,703	0.16%
Citi Investment Research (US)	Other	MED	42,152.63	633,469	0.16%	530,878	0.13%	549,273	0.13%	473,550	0.11%
Federated Global Investment Management Corp.	Value	LOW	10,859.52	630,578	0.16%	659,022	0.16%	684,224	0.17%	7,100	0.00%
Tennessee Consolidated Retirement System	Growth	LOW	21,011.32	622,066	0.16%	821,023	0.20%	476,868	0.12%	448,019	0.11%
BlackRock Japan Co., Ltd.	Growth	LOW	49,924.72	622,009	0.16%	616,615	0.15%	710,927	0.17%	736,193	0.17%
J.P. Morgan Securities LLC	Other	MED	35,889.70	619,854	0.16%	705,965	0.17%	859,660	0.21%	981,721	0.23%
BlackRock Advisors (UK) Limited	Index	LOW	90,718.02	614,346	0.15%	623,980	0.15%	720,036	0.17%	887,649	0.21%
Principal Global Investors (Equity)	Growth	LOW	89,729.55	610,317	0.15%	599,309	0.15%	571,385	0.14%	574,959	0.14%
Florida State Board of Administration	Index	LOW	33,041.58	609,126	0.15%	626,242	0.15%	556,203	0.13%	576,183	0.14%
Brandywine Global Investment Management, LLC	Value	LOW	16,361.07	605,037	0.15%	556,898	0.14%	520,306	0.13%	507,283	0.12%
C.S. McKee, L.P.	Value	LOW	1,812.68	600,508	0.15%	998,031	0.25%	1,156,456	0.28%	1,283,372	0.30%
Todd Asset Management LLC	Growth	MED	3,509.21	596,744	0.15%	589,623	0.15%	636,658	0.15%	641,280	0.15%
Jyske Invest Fund Management A/S	Growth	LOW	4,046.55	563,200	0.14%	491,600	0.12%	441,300	0.11%	439,400	0.10%
PNC Wealth Management	Growth	LOW	60,436.48	551,842	0.14%	559,619	0.14%	575,625	0.14%	621,439	0.15%
Union Investment Privatfonds GmbH	Growth	LOW	32,819.84	534,700	0.13%	534,700	0.13%	341,300	0.08%	341,300	0.08%
The Boston Company Asset Management, LLC	Value	LOW	50,982.67	533,228	0.13%	520,713	0.13%	113,594	0.03%	120,183	0.03%
Raymond James & Associates, Inc.	Other	LOW	36,372.96	523,418	0.13%	438,089	0.11%	377,405	0.09%	374,178	0.09%
TD Asset Management Inc.	GARP	LOW	70,066.39	513,181	0.13%	471,765	0.12%	429,775	0.10%	431,838	0.10%
Goldman Sachs Asset Management (US)	Growth	LOW	111,689.80	510,321	0.13%	491,486	0.12%	425,234	0.10%	539,385	0.13%
UBS Securities LLC	Other	LOW	134,953.85	500,874	0.13%	482,978	0.12%	572,089	0.14%	787,064	0.19%
CPP Investment Board	Value	LOW	62,682.53	492,844	0.12%	21,944	0.01%	22,202	0.01%	143,002	0.03%
Gateway Investment Advisers, LLC	Index	LOW	11,656.39	482,610	0.12%	583,406	0.14%	605,459	0.15%	553,803	0.13%
Deutsche Asset Management Americas	Growth	MED	68,362.13	478,979	0.12%	586,185	0.14%	391,362	0.09%	574,723	0.14%
Trilogy Global Advisors, LP	Growth	LOW	3,362.53	475,423	0.12%		0.00%		0.00%		0.00%
DekaBank Deutsche Girozentrale	Growth	MED	9,843.05	472,503	0.12%	413,016	0.10%	40,815	0.01%	36,002	0.01%
Dana Investment Advisors, Inc.	Value	LOW	2,101.33	471,843	0.12%	4,640	0.00%	4,740	0.00%	5,310	0.00%
UBS Asset Management (Americas), Inc.	Value	LOW	27,856.56	457,125	0.12%	401,235	0.10%	1,400,014	0.34%	1,405,452	0.33%
WEDGE Capital Management, L.L.P.	Value	LOW	10,670.07	450,166	0.11%	458,865	0.11%	485,943	0.12%	512,630	0.12%
M & G Investment Management Ltd.	Value	LOW	53,685.63	442,272	0.11%	470,306	0.12%	525,511	0.13%	540,378	0.13%
Putnam Investment Management, L.L.C.	Growth	LOW	45,564.82	440,763	0.11%	327,756	0.08%	614,352	0.15%	554,271	0.13%
The Burney Company	Growth	LOW	1,467.49	440,612	0.11%	444,858	0.11%	439,581	0.11%	443,000	0.11%
ID-Sparinvest A/S	Value	LOW	2,825.43	423,211	0.11%	423,211	0.10%	427,551	0.10%	128,966	0.03%
Invesco Advisers, Inc.	GARP	LOW	173,956.63	417,700	0.11%	390,795	0.10%	383,934	0.09%	397,238	0.09%
Kentucky Teachers' Retirement System	Index	LOW	8,174.15	413,261	0.10%	412,661	0.10%	454,761	0.11%	454,761	0.11%
QS Investors, LLC	Growth	LOW	14,982.88	412,244	0.10%	353,739	0.09%	281,771	0.07%	281,959	0.07%
State of Wisconsin Investment Board	Growth	LOW	28,341.70	411,848	0.10%	623,915	0.15%	788,568	0.19%	659,698	0.16%
J. V. Bruni and Company	GARP	LOW	545.79	411,497	0.10%	411,329	0.10%	414,983	0.10%	413,112	0.10%
Allianz Global Investors GmbH	GARP	LOW	59,602.25	408,767	0.10%	338,332	0.08%	341,393	0.08%	410,001	0.10%
Guggenheim Investments	Value	LOW	33,676.65	407,980	0.10%	407,226	0.10%	455,782	0.11%	462,192	0.11%
Candriam Luxembourg S.A.	GARP	MED	5,254.20	405,779	0.10%	431,645	0.11%	417,276	0.10%	467,783	0.11%
Boston Trust & Investment Management Company	Growth	LOW	6,293.30	404,107	0.10%	386,617	0.10%	360,132	0.09%	55,067	0.01%
Advisory Research, Inc.	Value	LOW	6,551.20	402,672	0.10%	440,279	0.11%	566,001	0.14%	867,363	0.21%
Menora Mivtachim Insurance Ltd.		LOW	1,899.00	391,700	0.10%	437,600	0.11%	437,600	0.11%	220,000	0.05%
PNC Capital Advisors, LLC	Value	MED	10,311.04	380,461	0.10%	292,334	0.07%	30,457	0.01%	31,545	0.01%

BNY Mellon Wealth Management	Growth	LOW	35,842.64	379,344	0.10%	360,221	0.09%	202,348	0.05%	211,782	0.05%
ClearArc Capital, Inc.	Growth	LOW	12,234.93	378,606	0.10%	194,853	0.05%	183,748	0.04%	197,619	0.05%
Barclays Capital	Other	MED	25,143.68	375,950	0.09%	870,333	0.21%	461,538	0.11%	137,994	0.03%
AXA Rosenberg Investment Management LLC	Value	LOW	18,928.13	371,200	0.09%	268,500	0.07%	275,300	0.07%	249,900	0.06%
New Jersey Division of Investment	Growth	LOW	25,781.64	368,850	0.09%	368,850	0.09%	888,850	0.21%	968,850	0.23%
Pioneer Investments Kapitalanlagegesellschaft mbH	Growth	MED	4,296.64	361,557	0.09%	361,557	0.09%	361,557	0.09%	361,557	0.09%
Deka Investment GmbH	Growth	LOW	27,745.00	345,689	0.09%	345,485	0.08%	7,435	0.00%	87,165	0.02%
National Pension Service		LOW	92,522.24	339,843	0.09%	313,969	0.08%	270,452	0.07%	259,433	0.06%
AMP Capital Investors Limited	Income	LOW	23,717.91	331,097	0.08%	318,623	0.08%	360,113	0.09%	366,702	0.09%
U.S. Bancorp Asset Management, Inc.	Growth	MED	40,676.25	323,723	0.08%	310,919	0.08%	297,439	0.07%	272,217	0.06%
Smith Asset Management Group, LP	GARP	MED	3,600.15	318,425	0.08%	330,351	0.08%	338,558	0.08%	343,551	0.08%
Candriam Belgium S.A.	GARP	MED	11,268.09	315,937	0.08%	324,221	0.08%	283,565	0.07%	308,761	0.07%
HSBC Global Asset Management (UK) Limited	Growth	LOW	36,603.51	313,810	0.08%	309,433	0.08%	397,027	0.10%	567,355	0.13%
H. M. Payson & Co.	Income	LOW	2,001.05	309,297	0.08%	302,411	0.07%	295,390	0.07%	239,783	0.06%
CI Investments Inc.	Value	MED	28,610.92	306,787	0.08%	332,587	0.08%	3,576,732	0.86%	3,941,182	0.93%
London Capital Management Ltd.	GARP	LOW	5,884.53	306,744	0.08%	306,744	0.08%	235,777	0.06%	248,493	0.06%
Glenmede Investment Management LP	Hedge Fund	MED	17,600.68	302,619	0.08%	287,607	0.07%	238,619	0.06%	225,167	0.05%
David Vaughan Investments, Inc.	Income	LOW	1,871.08	300,810	0.08%	283,168	0.07%	251,968	0.06%		0.00%
Arvest Asset Management	Value	LOW	1,127.18	300,472	0.08%	302,659	0.07%	300,917	0.07%		0.00%
Tocqueville Asset Management LP	Value	LOW	7,961.16	298,609	0.08%	459,004	0.11%	494,586	0.12%	470,971	0.11%
Ohio Public Employees Retirement System	GARP	LOW	17,308.12	295,175	0.07%	284,175	0.07%	274,961	0.07%	311,396	0.07%
Pictet Asset Management Ltd.	Growth	LOW	66,561.61	293,911	0.07%	227,811	0.06%	233,311	0.06%	230,211	0.05%
JPMorgan Asset Management U.K. Limited	Growth	LOW	95,145.62	292,438	0.07%	636,001	0.16%	1,646,327	0.40%	1,296,880	0.31%
LS Investment Advisors, LLC	Growth	LOW	1,386.46	291,554	0.07%	247,925	0.06%	242,501	0.06%	241,152	0.06%
Affinity Investment Advisors, LLC	GARP	LOW	1,238.32	286,901	0.07%	323,764	0.08%	0	0.00%	60,052	0.01%
Ferguson Wellman Capital Management, Inc.	GARP	LOW	2,376.12	286,611	0.07%	440,455	0.11%	449,312	0.11%	455,339	0.11%
I.G. International Management Ltd.	GARP	LOW	4,162.62	286,470	0.07%	260,774	0.06%	260,995	0.06%	143,797	0.03%
Silvant Capital Management LLC	Growth	LOW	1,350.52	282,322	0.07%	273,461	0.07%	279,209	0.07%	276,792	0.07%
MFS Investment Management Canada Limited	Growth	LOW	8,341.10	280,932	0.07%	282,596	0.07%	286,769	0.07%	280,714	0.07%
Alpine Woods Capital Investors, LLC	Value	LOW	2,713.61	280,500	0.07%	281,000	0.07%	291,000	0.07%	301,000	0.07%
National Penn Investors Trust Company	Value	LOW	906.20	277,647	0.07%	277,647	0.07%	277,647	0.07%	306,977	0.07%
Nippon Life Global Investors Americas, Inc.	Value	LOW	1,060.91	276,889	0.07%	285,699	0.07%	310,029	0.07%	293,399	0.07%
UBS Asset Management (UK) Ltd.	Value	LOW	58,548.98	275,474	0.07%	274,331	0.07%	276,197	0.07%	284,485	0.07%
Nelson Capital Management	GARP	LOW	814.98	275,316	0.07%	275,316	0.07%	50,203	0.01%	47,031	0.01%
Ulysses Management LLC	Hedge Fund	LOW	325.16	275,000	0.07%	275,000	0.07%	350,000	0.08%	320,000	0.08%
Stifel Nicolaus Investment Advisors	GARP	LOW	11,569.59	274,966	0.07%	245,244	0.06%	250,827	0.06%	264,217	0.06%
Principal Management Corporation		LOW	8,272.55	273,356	0.07%	267,306	0.07%	245,578	0.06%	239,175	0.06%
Winton Capital Management Ltd.	Hedge Fund	HIGH	6,809.53	269,360	0.07%	699,749	0.17%	1,106,180	0.27%	742,643	0.18%
Amundi Asset Management	GARP	LOW	71,131.02	269,044	0.07%	227,190	0.06%	145,277	0.04%	302,964	0.07%
Honeywell Capital Management LLC	Income	HIGH	2,972.79	267,700	0.07%	622,900	0.15%	620,000	0.15%		0.00%
State Street Global Advisors (UK) Ltd.	Index	LOW	74,833.03	267,278	0.07%	244,270	0.06%	249,686	0.06%	314,491	0.07%
Hancock Horizon Investments	Value	MED	2,766.23	263,345	0.07%	241,681	0.06%	4,385	0.00%	4,424	0.00%
BlackRock Asset Management Canada Limited	Index	LOW	27,664.22	256,282	0.06%	263,455	0.06%	269,871	0.07%	281,244	0.07%
First Trust Advisors L.P.	Income	MED	40,948.49	255,783	0.06%	307,679	0.08%	160,664	0.04%	226,114	0.05%
British Columbia Investment Management Corp.	Value	LOW	34,491.33	253,017	0.06%	274,438	0.07%	257,638	0.06%	250,699	0.06%
Vanguard Investments Australia Ltd.	Index	MED	43,234.14	252,104	0.06%	128,928	0.03%	128,915	0.03%	234	0.00%
RBC Capital Markets Wealth Management	Other	LOW	28,207.96	251,847	0.06%	256,228	0.06%	253,823	0.06%	279,214	0.07%
DeRoy & Devereaux Private Investment Counsel, Inc.	Value	LOW	839.24	248,445	0.06%	245,199	0.06%	245,886	0.06%	202,071	0.05%
Aviva Investors Global Services Limited	Growth	LOW	42,139.79	248,383	0.06%	256,445	0.06%	220,411	0.05%	230,657	0.05%
Credit Suisse Asset Management	Growth	LOW	67,057.57	248,235	0.06%	247,284	0.06%	281,265	0.07%	271,023	0.06%
Deutsche Investment Management Americas, Inc.	Value	LOW	21,516.73	248,115	0.06%	250,872	0.06%	258,374	0.06%	273,338	0.06%
Rothschild Asset Management, Inc.	Value	MED	6,157.59	247,991	0.06%	260,499	0.06%	505,248	0.12%	703,629	0.17%
BMO Private Investment Counsel Inc.	GARP	LOW	3,338.50	247,715	0.06%	253,223	0.06%	246,815	0.06%	250,100	0.06%
Corbyn Investment Management, Inc.	Value	MED	334.10	241,827	0.06%	243,687	0.06%	244,092	0.06%	46,500	0.01%
Jackson Square Partners, LLC	Growth	LOW	28,610.51	241,586	0.06%	241,586	0.06%	241,586	0.06%	241,586	0.06%
Artisan Partners Limited Partnership	Growth	LOW	81,804.96	239,518	0.06%	239,518	0.06%	239,518	0.06%	0	0.00%
Two Sigma Investments, LP	Hedge Fund	HIGH	48,901.12	237,888	0.06%	22,465	0.01%	299,729	0.07%	96,627	0.02%
Renaissance Technologies LLC	Hedge Fund	MED	58,351.46	237,600	0.06%	780,600	0.19%	0	0.00%	0	0.00%
PineBridge Investments LLC	GARP	MED	3,047.84	234,959	0.06%	236,500	0.06%	297,072	0.07%	305,878	0.07%
Palladium Partners LLC	Income	LOW	1,153.63	231,823	0.06%	235,918	0.06%	235,308	0.06%	234,825	0.06%
Metropolitan Life Insurance Co. (US)	Index	LOW	17,436.07	225,484	0.06%	231,574	0.06%	227,903	0.06%	237,780	0.06%
KeyBanc Capital Markets	Other	LOW	15,607.01	223,393	0.06%	226,159	0.06%	222,588	0.05%	218,886	0.05%
Delaware Investments	Value	LOW	52,925.72	222,836	0.06%	267,659	0.07%	272,563	0.07%	272,563	0.06%
Alberta Investment Management Corporation	Value	MED	9,777.81	222,000	0.06%	68,600	0.02%	23,400	0.01%	197,500	0.05%
Calamos Advisors LLC	Growth	MED	12,312.12	221,098	0.06%	230,680	0.06%	231,034	0.06%	230,628	0.05%
SEI Investments Management Corporation	Other	LOW	21,524.68	220,981	0.06%	191,440	0.05%	182,313	0.04%	185,665	0.04%
Vaughan Nelson Investment Management, L.P.	Growth	MED	11,563.27	220,852	0.06%	245,440	0.06%	146,490	0.04%	141,857	0.03%
Interval Partners, L.P.	Hedge Fund	HIGH	1,334.28	220,000	0.06%	0	0.00%	65,392	0.02%	114,070	0.03%
Aperio Group, LLC	Index	LOW	14,149.18	218,996	0.06%	199,086	0.05%	166,297	0.04%	184,498	0.04%
INVESCO Global Structured Products Group	Growth	LOW	7,263.44	218,805	0.06%	203,670	0.05%	222,011	0.05%	202,717	0.05%
Schwartz Investment Counsel, Inc.	Growth	LOW	1,480.99	215,900	0.05%	115,900	0.03%	75,500	0.02%	69,300	0.02%
Rockefeller Financial	Growth	LOW	5,061.35	215,571	0.05%	222,200	0.05%	220,968	0.05%	223,304	0.05%
NISA Investment Advisors, L.L.C.	Index	LOW	7,936.47	211,006	0.05%	208,282	0.05%	192,691	0.05%	167,691	0.04%
Envestnet Asset Management, Inc.	Growth	LOW	24,692.71	210,198	0.05%	181,296	0.04%	206,033	0.05%	198,988	0.05%

Associated Investment Management, LLC	GARP	LOW	1,592.76	206,281	0.05%	203,355	0.05%	201,279	0.05%	206,038	0.05%
RBC Dominion Securities, Inc.		LOW	26,267.93	204,975	0.05%	217,773	0.05%	193,178	0.05%	192,490	0.05%
The Retirement Systems of Alabama	Value	LOW	17,896.99	204,142	0.05%	210,155	0.05%	211,639	0.05%	221,682	0.05%
ICON Advisers, Inc.	Other	MED	1,695.40	201,080	0.05%	203,580	0.05%	273,180	0.07%	273,180	0.06%
Morningstar Investment Services		MED	3,402.94	199,964	0.05%	191,646	0.05%	182,600	0.04%	172,257	0.04%
SEB Investment Management AB	Growth	LOW	28,033.65	198,720	0.05%	197,320	0.05%	197,320	0.05%	173,320	0.04%
Segall Bryant & Hamill, LLC	Growth	LOW	4,099.52	198,568	0.05%	201,111	0.05%	206,537	0.05%	206,316	0.05%
NFJ Investment Group LLC	Value	LOW	14,816.53	194,720	0.05%	212,570	0.05%	231,770	0.06%	232,270	0.06%
Chicago Equity Partners, LLC	Value	MED	3,755.58	191,400	0.05%	194,650	0.05%	0	0.00%	0	0.00%
Institutional Capital, LLC	Value	MED	11,649.18	191,203	0.05%	191,203	0.05%	191,380	0.05%	229,208	0.05%
Snow Capital Management, L.P.	Value	MED	4,017.07	188,260	0.05%	188,260	0.05%	188,260	0.05%		0.00%
First Quadrant L.P.	Value	MED	4,955.84	183,888	0.05%	245,800	0.06%	177,100	0.04%	177,500	0.04%
Middlefield Capital Corporation	Other	MED	752.26	180,000	0.05%	224,000	0.06%	182,500	0.04%	197,500	0.05%
Manulife Asset Management Limited	Growth	LOW	23,998.98	178,774	0.05%	184,960	0.05%	182,504	0.04%	187,730	0.04%
Denali Advisors, LLC	Income	MED	703.71	175,483	0.04%	85,700	0.02%	0	0.00%	0	0.00%
SunAmerica Asset Management, LLC	Growth	LOW	27,784.72	174,306	0.04%	175,988	0.04%	187,010	0.05%	194,996	0.05%
Roffman Miller Associates, Inc.	Growth	LOW	624.51	173,159	0.04%	160,913	0.04%	145,757	0.04%	134,493	0.03%
Copeland Capital Management, LLC	Growth	LOW	1,618.44	171,662	0.04%	175,689	0.04%	185,130	0.04%	142,407	0.03%
Capital Fund Management S.A.	Hedge Fund	HIGH	5,807.16	171,453	0.04%	122,053	0.03%	21,538	0.01%	0	0.00%
Assenagon Asset Management S.A.	Index	LOW	9,323.68	168,762	0.04%	154,757	0.04%	153,123	0.04%	179,298	0.04%
Badgley Phelps Wealth Managers	Growth	LOW	1,090.45	166,649	0.04%	168,527	0.04%	166,068	0.04%	160,265	0.04%
Robeco Institutional Asset Management B.V.	Growth	LOW	28,104.25	165,531	0.04%	100,976	0.02%	35,357	0.01%	31,720	0.01%
Eagle Asset Management, Inc.	Growth	LOW	15,823.63	163,828	0.04%	169,272	0.04%	171,264	0.04%	172,721	0.04%
Waddell & Reed Investment Management Company	Growth	LOW	56,657.97	161,508	0.04%	176,158	0.04%	179,620	0.04%	76,794	0.02%
Banque Pictet & Cie S.A.		LOW	3,811.00	161,498	0.04%	169,957	0.04%	185,543	0.04%	204,633	0.05%
F. L. Putnam Investment Management Co.	GARP	LOW	885.10	161,073	0.04%	159,218	0.04%	164,363	0.04%	181,498	0.04%
Picton Mahoney Asset Management	Growth	MED	2,835.65	160,700	0.04%	162,652	0.04%	195,652	0.05%	396,900	0.09%
Voloridge Investment Management, LLC		HIGH	4,744.76	154,900	0.04%	28,078	0.01%		0.00%		0.00%
Foundry Partners, LLC		MED	2,074.06	154,325	0.04%	142,775	0.04%	138,175	0.03%	130,585	0.03%
Williams, Jones & Associates, LLC	GARP	MED	3,446.43	151,608	0.04%	167,382	0.04%	210,967	0.05%	292,237	0.07%
Mader & Shannon Wealth Management, Inc.		HIGH	133.39	149,999	0.04%	0	0.00%	0	0.00%	0	0.00%
Barclays Bank PLC Hong Kong		MED	650.37	144,849	0.04%	149,047	0.04%	4,418	0.00%	4,418	0.00%
Royal London Asset Management Ltd.	Value	LOW	24,551.80	142,759	0.04%	142,759	0.04%	104,000	0.03%	151,730	0.04%
Westwood Management Corp. (Texas)	Value	LOW	13,379.90	141,901	0.04%	143,854	0.04%	177,874	0.04%	154,556	0.04%
Michigan Department of Treasury	Value	LOW	12,984.30	140,835	0.04%	143,235	0.04%	142,635	0.03%	146,235	0.03%
World Asset Management, Inc.	Index	LOW	10,127.87	135,308	0.03%	136,638	0.03%	137,844	0.03%	143,981	0.03%
Avalon Advisors, LLC	Income	LOW	2,663.19	134,425	0.03%		0.00%		0.00%		0.00%
DuPont Capital Management Corporation	Value	LOW	4,970.38	133,944	0.03%	107,244	0.03%	0	0.00%	0	0.00%
Shell Asset Management Company B.V.	GARP	LOW	4,665.49	133,507	0.03%	169,346	0.04%	130,582	0.03%	99,689	0.02%
Degroof Fund Management Company	GARP	LOW	5,835.17	132,417	0.03%	132,417	0.03%	14,417	0.00%	31,575	0.01%
Lowe, Brockenbrough & Company, Inc.	Growth	LOW	587.97	130,280	0.03%	131,520	0.03%	133,120	0.03%	122,638	0.03%
BlackRock Investment Management (Australia) Ltd.	Growth	LOW	10,614.77	129,194	0.03%	134,060	0.03%	196,721	0.05%	216,731	0.05%
PCO Investment Management LP	Hedge Fund	HIGH	169.31	129,024	0.03%	129,024	0.03%	129,024	0.03%	129,024	0.03%
Continental Advisors LLC	Hedge Fund	LOW	250.46	127,100	0.03%	104,600	0.03%	128,900	0.03%	85,500	0.02%
Zürcher Kantonalbank (Asset Management)	Growth	LOW	25,427.35	127,022	0.03%	107,116	0.03%	107,948	0.03%	111,133	0.03%
Clinton Group, Inc.	Hedge Fund	HIGH	2,221.77	126,654	0.03%	27,199	0.01%	0	0.00%	47,876	0.01%
Gulf International Bank (UK) Limited	Value	LOW	6,637.14	126,316	0.03%	129,716	0.03%	129,716	0.03%	132,426	0.03%
Portolan Capital Management, L.L.C.	Hedge Fund	MED	5,842.91	124,980	0.03%	139,980	0.03%	201,020	0.05%	201,020	0.05%
Ontario Teachers' Pension Plan Board	Value	LOW	12,264.19	124,560	0.03%	125,389	0.03%	122,530	0.03%	114,342	0.03%
Texas Permanent School Fund	Index	LOW	7,715.80	124,304	0.03%	133,742	0.03%	143,543	0.03%	151,574	0.04%
ID Management A/S		LOW	353.36	124,032	0.03%	124,032	0.03%	124,032	0.03%	124,032	0.03%
Piedmont Investment Advisors, LLC	GARP	LOW	4,737.39	123,366	0.03%	132,095	0.03%	128,906	0.03%	134,395	0.03%
Citibank (Switzerland) AG	GARP	LOW	475.38	123,055	0.03%	125,873	0.03%	129,289	0.03%	120,045	0.03%
Aberdeen Asset Managers Ltd.	Growth	LOW	40,765.02	123,011	0.03%	125,041	0.03%	127,447	0.03%	131,561	0.03%
Markston International LLC	GARP	LOW	1,116.53	122,268	0.03%	136,481	0.03%	144,928	0.03%	169,354	0.04%
Rathbone Investment Management Ltd.	Income	LOW	6,198.73	122,004	0.03%	102,864	0.03%	99,014	0.02%	95,947	0.02%
AlpenGlow Capital		HIGH	148.72	120,100	0.03%	0	0.00%	0	0.00%	0	0.00%
Gabelli Funds, LLC	Value	LOW	36,016.67	120,000	0.03%	120,000	0.03%	120,000	0.03%	120,000	0.03%
Employees Retirement System of Texas	Value	LOW	8,231.02	119,900	0.03%	92,900	0.02%	27,000	0.01%	27,000	0.01%
CornerCap Investment Counsel, Inc.	Value	MED	590.73	118,908	0.03%	129,853	0.03%	138,003	0.03%	137,693	0.03%
Storebrand Kapitalforvaltning AS	GARP	LOW	15,050.00	118,742	0.03%	116,682	0.03%	118,482	0.03%	117,866	0.03%
SunTrust Bank	Income	LOW	14,396.08	118,691	0.03%	88,668	0.02%	59,003	0.01%	54,617	0.01%
Bowling Portfolio Management LLC	Other	MED	746.28	118,438	0.03%	8,466	0.00%	8,595	0.00%	8,682	0.00%
Endeavour Capital Advisors Inc.	Hedge Fund	LOW	1,702.42	117,983	0.03%	117,983	0.03%	117,983	0.03%	117,983	0.03%
Placemark Investments, Inc.	Growth	LOW		117,600	0.03%	117,600	0.03%	117,600	0.03%	117,600	0.03%
RobecoSAM AG	Other	LOW	2,563.25	117,593	0.03%	117,280	0.03%	131,700	0.03%	152,930	0.04%
LVM Capital Management, Ltd.	Value	MED	317.69	117,195	0.03%	68,465	0.02%	67,050	0.02%	133,975	0.03%
Blue Arrow Capital Management LLC	Hedge Fund	HIGH	424.54	115,000	0.03%	115,000	0.03%	115,000	0.03%	115,000	0.03%
Quantum Capital Management LLC	Income	LOW	407.99	114,974	0.03%	293,520	0.07%	304,908	0.07%	136,551	0.03%
Golden Capital Management, L.L.C.	Value	LOW	8,025.73	114,879	0.03%	73,185	0.02%	74,214	0.02%	78,384	0.02%
Cornerstone Capital Management Holdings LLC	Growth	LOW	15,191.07	110,608	0.03%	127,162	0.03%	121,245	0.03%	135,011	0.03%
Rothschild Investment Corporation	Growth	LOW	813.36	109,525	0.03%	110,905	0.03%	110,905	0.03%	108,816	0.03%
Washington Trust Co.	Growth	LOW	1,526.06	109,180	0.03%	106,451	0.03%	106,098	0.03%	104,046	0.02%
Hightower Advisors, LLC	Growth	LOW	8,625.30	108,472	0.03%	106,745	0.03%	129,459	0.03%	99,308	0.02%

Matterhorn Capital Management, LLC		MED	162.97	106,911	0.03%	112,735	0.03%	81,607	0.02%	110,660	0.03%
Zurich Insurance Group		LOW	3,326.15	106,881	0.03%	71,048	0.02%	69,212	0.02%	55,700	0.01%
Bailard, Inc.	GARP	HIGH	1,594.55	106,627	0.03%	67,389	0.02%	22,494	0.01%	0	0.00%
Parsec Financial Management, Inc.	GARP	LOW	1,120.96	105,193	0.03%	104,434	0.03%	105,964	0.03%	103,982	0.02%
Smith, Graham & Co. Investment Advisors, L.P.	Value	LOW	875.98	105,110	0.03%	106,630	0.03%	107,330	0.03%	96,410	0.02%
Paloma Partners Management Company	Hedge Fund	HIGH	2,458.23	104,357	0.03%	136,703	0.03%	80,811	0.02%	36,385	0.01%
Morgan Stanley Investment Management Inc. (US)	GARP	LOW	63,785.02	103,980	0.03%	53,054	0.01%	55,924	0.01%	57,500	0.01%
ExxonMobil Investment Management, Inc.	GARP	LOW	4,925.55	103,060	0.03%	106,705	0.03%	100,848	0.02%	95,817	0.02%
The Royal Bank of Scotland	Other	HIGH	143.87	101,540	0.03%	101,045	0.02%	101,605	0.02%	103,560	0.02%
KCG Americas LLC	Other	HIGH	3,284.88	100,548	0.03%	11,493	0.00%	21,382	0.01%	7,159	0.00%
RBC Global Asset Management Inc.	Value	LOW	54,936.36	100,341	0.03%	74,970	0.02%	727	0.00%	576	0.00%
Mendon Capital Advisors Corp.		MED	660.24	100,000	0.03%	120,000	0.03%	250,000	0.06%	300,000	0.07%
Arizona State Retirement System	Growth	LOW	6,772.27	99,378	0.03%	101,078	0.02%	112,278	0.03%	115,278	0.03%
Fjärde AP-Fonden	Index	LOW	10,341.20	98,547	0.02%	96,338	0.02%	98,399	0.02%	87,805	0.02%
Hartford Investment Management Company	Growth	LOW	5,171.76	97,644	0.02%	98,689	0.02%	101,636	0.02%	108,492	0.03%
Quantbot Technologies, LP	Growth	HIGH	967.82	96,020	0.02%	9,076	0.00%	17,580	0.00%	0	0.00%
The Trust Company (Manhattan)		MED	230.03	95,491	0.02%	69,487	0.02%	68,949	0.02%	58,594	0.01%
SVA Plumb Wealth Management, LLC		LOW	655.97	94,503	0.02%	93,253	0.02%	90,026	0.02%	85,290	0.02%
Ziegler Capital Management, LLC	GARP	LOW	3,649.67	94,059	0.02%	75,583	0.02%	39,000	0.01%	39,000	0.01%
Parametric Risk Advisors LLC	Other	LOW	1,481.91	92,574	0.02%	74,574	0.02%	75,524	0.02%	75,524	0.02%
Polar Capital LLP	Other	LOW	8,790.49	92,500	0.02%	92,500	0.02%	98,910	0.02%	101,513	0.02%
Cohen & Steers Capital Management, Inc.	Other	LOW	41,302.77	91,600	0.02%	105,200	0.03%	231,800	0.06%	247,000	0.06%
KBC Group NV		MED	8,622.87	91,463	0.02%	81,172	0.02%	25,853	0.01%	23,741	0.01%
ProFund Advisors LLC	Index	LOW	9,563.21	90,990	0.02%	105,033	0.03%	108,975	0.03%	142,452	0.03%
PSP Investments	Value	LOW	10,512.00	90,608	0.02%	78,108	0.02%	67,108	0.02%	109,208	0.03%
Legacy Private Trust Co.	GARP	MED	643.23	90,607	0.02%	96,462	0.02%	102,862	0.02%	106,255	0.03%
Pinnacle Associates Ltd.	Growth	LOW	5,136.93	89,963	0.02%	85,638	0.02%	83,806	0.02%	86,540	0.02%
Andra AP-Fonden	Income	LOW	5,358.49	89,700	0.02%	78,800	0.02%	84,600	0.02%	82,600	0.02%
Mutual of America Capital Management LLC	Growth	LOW	5,145.65	88,295	0.02%	87,299	0.02%	65,312	0.02%	64,297	0.02%
AEGON Investment Management B.V.	Growth	LOW	9,193.94	87,513	0.02%	87,513	0.02%	89,166	0.02%	87,824	0.02%
Central Bank & Trust Company	Growth	LOW	385.43	87,338	0.02%	88,438	0.02%	40,470	0.01%	61,840	0.01%
Allianz Global Investors U.S. LLC	Growth	LOW	33,261.25	87,288	0.02%	35,250	0.01%	39,049	0.01%	48,955	0.01%
Decade Capital Management LLC	Hedge Fund	HIGH	535.38	86,514	0.02%	86,514	0.02%	86,514	0.02%	86,514	0.02%
State Street Global Advisors Ltd. (Canada)	Index	LOW	4,338.66	86,239	0.02%	89,632	0.02%	95,805	0.02%	144,491	0.03%
Public Employees' Retirement Association of CO	Index	LOW	13,003.99	85,935	0.02%	89,302	0.02%	97,333	0.02%	98,554	0.02%
Numeric Investors LLC	Value	HIGH	10,719.63	85,800	0.02%	92,600	0.02%	7,100	0.00%	0	0.00%
Vision Capital Management, Inc.	Income	MED	238.82	85,186	0.02%	82,217	0.02%	182,387	0.04%	171,057	0.04%
Victory Capital Management Inc.	Growth	MED	37,881.41	84,268	0.02%	86,139	0.02%	20,432	0.00%	24,291	0.01%
BMO Nesbitt Burns Inc.	Growth	LOW	23,356.35	83,702	0.02%	85,530	0.02%	92,971	0.02%	96,562	0.02%
ERSTE-SPARINVEST Kapitalanlagegesellschaft mbH	Growth	HIGH	1,761.25	83,380	0.02%	68,380	0.02%	3,750	0.00%	11,111	0.00%
BlackRock (Netherlands) B.V.	GARP	LOW	4,674.26	82,653	0.02%	85,045	0.02%	91,300	0.02%	65,528	0.02%
BMO Asset Management Inc.	GARP	LOW	36,288.41	81,578	0.02%	76,228	0.02%	559,943	0.14%	551,705	0.13%
Chase Investment Counsel Corporation	Growth	LOW	243.18	80,555	0.02%	83,315	0.02%		0.00%		0.00%
Keeley Asset Management Corp.	Value	MED	2,736.73	76,758	0.02%	77,434	0.02%	101,283	0.02%	101,035	0.02%
Pioneer Investment Management Ltd.	GARP	LOW	10,587.29	76,698	0.02%	54,171	0.01%	54,220	0.01%	54,220	0.01%
Krasney Financial, LLC		LOW	402.08	76,226	0.02%	80,411	0.02%	93,057	0.02%	94,911	0.02%
Caisse de Depot et Placement du Quebec	GARP	LOW	78,751.03	75,489	0.02%	0	0.00%	0	0.00%	181,700	0.04%
Utah Retirement Systems	Index	LOW	3,985.46	74,991	0.02%	74,991	0.02%	75,591	0.02%	79,291	0.02%
Xact Kapitalforvaltning AB			2,885.15	74,952	0.02%		0.00%		0.00%		0.00%
RBC Wealth Management, International	Growth	HIGH	21,882.74	74,626	0.02%	66,808	0.02%	67,699	0.02%	61,076	0.01%
Oppenheimer Asset Management Inc.	Value	LOW	3,455.14	73,519	0.02%	62,867	0.02%	64,997	0.02%	76,048	0.02%
White Pine Investment Company	Value	LOW	173.48	73,031	0.02%	73,981	0.02%	73,601	0.02%	66,961	0.02%
Jennison Associates LLC	Growth	LOW	100,640.71	72,705	0.02%	16,553	0.00%	49,098	0.01%	38,153	0.01%
Quantitative Investment Management LLC	Hedge Fund	HIGH	3,054.54	72,700	0.02%	152,200	0.04%	0	0.00%	0	0.00%
AXA Investment Managers UK Ltd.	Value	LOW	26,687.86	72,270	0.02%	72,270	0.02%	66,570	0.02%	84,494	0.02%
ACTIAM N.V.	Income	MED	8,651.72	71,996	0.02%	67,854	0.02%	5,930	0.00%	694	0.00%
Maple Capital Management, Inc.	GARP	LOW	314.19	71,445	0.02%	71,347	0.02%	76,552	0.02%	80,389	0.02%
Los Angeles Capital Management And Equity Research, Inc.	Value	MED	12,565.24	71,063	0.02%	71,863	0.02%	78,145	0.02%	92,535	0.02%
Solaris Asset Management, LLC	Hedge Fund	LOW	158.04	70,991	0.02%	72,716	0.02%	74,668	0.02%	71,946	0.02%
Sumitomo Mitsui Asset Management Company, Limited	GARP	MED	9,115.85	69,869	0.02%	98,334	0.02%	122,247	0.03%	132,468	0.03%
Callahan Advisors, LLC	GARP	LOW	403.19	69,000	0.02%	69,000	0.02%	69,000	0.02%	70,000	0.02%
GAM Investment Management (Switzerland) AG	GARP	LOW	9,589.93	68,975	0.02%	68,975	0.02%	82,496	0.02%	81,102	0.02%
Walleye Trading, LLC	Other	HIGH	1,649.05	68,650	0.02%	0	0.00%	0	0.00%	7,012	0.00%
Lyxor Asset Management	Index	LOW	33,660.82	68,325	0.02%	71,124	0.02%	69,172	0.02%	63,807	0.02%
Gideon Capital Advisors, Inc.	Hedge Fund	HIGH	175.54	68,070	0.02%	0	0.00%	0	0.00%	17,224	0.00%
Pacad Investment Ltd.		HIGH	798.65	67,304	0.02%	47,101	0.01%	0	0.00%	34,853	0.01%
Sentinel Trust Company, LBA	Growth	LOW	692.67	66,964	0.02%	66,694	0.02%	68,734	0.02%	9,350	0.00%
HSBC Global Asset Management (Canada) Limited	Value	LOW	1,657.57	66,864	0.02%	62,432	0.02%	72,834	0.02%	65,800	0.02%
Thompson Investment Management, Inc.	Value	LOW	535.47	65,312	0.02%	64,987	0.02%	65,557	0.02%	65,087	0.02%
NorthPointe Capital, LLC	Value	HIGH	1,015.20	65,234	0.02%	0	0.00%	0	0.00%	0	0.00%
First Citizens Bank & Trust Company	Growth	MED	1,126.63	64,756	0.02%	100,873	0.02%	75,911	0.02%	76,435	0.02%
Stoker Ostler Wealth Advisors, Inc.	GARP	LOW	352.45	64,717	0.02%	67,471	0.02%	68,064	0.02%	67,759	0.02%
Foster & Motley, Inc.	GARP	LOW	512.43	64,155	0.02%	48,669	0.01%	18,431	0.00%	6,127	0.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Growth	LOW	27,975.52	63,567	0.02%	61,980	0.02%	61,894	0.01%	62,229	0.01%

Quadrature Capital LLP	Hedge Fund	HIGH	1,176.63	63,205	0.02%	0	0.00%	0	0.00%	32,372	0.01%
Wells Fargo Bank, N.A.	Value	LOW	70,834.61	62,335	0.02%	61,027	0.02%	71,451	0.02%	79,777	0.02%
GenSpring Family Offices, LLC	Hedge Fund	LOW	1,497.12	61,712	0.02%	61,712	0.02%	61,400	0.01%	61,400	0.01%
Amica Mutual Insurance Company	Value	LOW	1,868.98	61,551	0.02%	61,551	0.02%	61,551	0.01%		0.00%
Deutsche Asset & Wealth Management	Other	MED	13,736.69	60,135	0.02%		0.00%		0.00%		0.00%
Livförsäkringsbolaget Skandia, ömsesidigt		LOW	5,002.08	59,149	0.01%	59,149	0.01%	49,249	0.01%	49,249	0.01%
Trevor Stewart Burton & Jacobsen Inc.	Growth	LOW	101.14	58,435	0.01%	58,435	0.01%	58,435	0.01%	58,435	0.01%
Univest Investments, Inc.	Value	LOW	256.07	58,333	0.01%	59,059	0.01%	60,265	0.01%	62,795	0.01%
Epoch Investment Partners, Inc.	Growth	LOW	33,472.89	58,013	0.01%	45,121	0.01%	43,421	0.01%	43,430	0.01%
Cubist Systematic Strategies, LLC		HIGH	1,609.86	57,694	0.01%	21,416	0.01%	26,715	0.01%	25,727	0.01%
Nomura Asset Management Co., Ltd.	Growth	LOW	96,058.20	57,663	0.01%	56,663	0.01%	58,763	0.01%	56,263	0.01%
Brown Advisory	GARP	LOW	28,684.45	56,261	0.01%	41,234	0.01%	44,427	0.01%	31,179	0.01%
Leith Wheeler Investment Counsel Ltd.	Value	LOW	2,720.48	55,700	0.01%	55,700	0.01%		0.00%		0.00%
Commonwealth Bank of Australia	Growth	LOW	11,553.91	55,452	0.01%	56,796	0.01%	52,524	0.01%	47,964	0.01%
Barings LLC	Value	MED	1,924.78	54,778	0.01%	87,378	0.02%	37,278	0.01%	37,278	0.01%
Mason Street Advisors, LLC	Growth	LOW	3,807.79	54,602	0.01%	55,524	0.01%	55,172	0.01%	55,846	0.01%
Corsair Capital Management, L.P.	Hedge Fund	MED	655.98	54,562	0.01%	59,758	0.01%	74,377	0.02%	86,355	0.02%
Riverhead Capital Management LLC	Growth	MED	1,542.67	54,550	0.01%	90,932	0.02%	296,362	0.07%	96,590	0.02%
BTC Capital Management, Inc.	Value	LOW	492.38	54,278	0.01%	50,749	0.01%	47,982	0.01%	45,651	0.01%
Magnetar Capital Partners LP	Hedge Fund	HIGH	5,579.25	53,753	0.01%		0.00%		0.00%		0.00%
Ameritas Investment Partners, Inc.	GARP	LOW	1,926.30	53,494	0.01%	19,991	0.00%	30,771	0.01%	9,106	0.00%
BNP Paribas Securities Corp. North America	Other	HIGH	24,735.11	52,054	0.01%	101,739	0.03%	172,738	0.04%	81,292	0.02%
Vector Asset Management S.A.	GARP	HIGH	351.99	52,000	0.01%	52,000	0.01%	73,000	0.02%		0.00%
D. E. Shaw & Co., L.P.	Hedge Fund	MED	44,291.82	51,886	0.01%	0	0.00%	177,222	0.04%	0	0.00%
Henderson Global Investors Ltd.	Growth	LOW	50,039.57	51,350	0.01%	51,350	0.01%	57,901	0.01%	82,801	0.02%
BP Investment Management Limited	Growth	LOW	2,658.23	51,000	0.01%	54,000	0.01%	30,000	0.01%	58,000	0.01%
Federated Investment Counseling	Value	LOW	6,536.08	50,926	0.01%	55,921	0.01%	71,927	0.02%	1,400	0.00%
State Street Global Advisors (France) S.A.	Index	MED	8,058.88	50,907	0.01%	148,100	0.04%	115,305	0.03%	152,088	0.04%
INVESCO Asset Management Deutschland GmbH	Value	MED	10,737.82	50,900	0.01%	50,720	0.01%	18,787	0.00%	18,787	0.00%
Rathbone Unit Trust Management Limited	Growth	LOW	2,940.84	50,500	0.01%	33,550	0.01%		0.00%		0.00%
Cobiz Investment Management, LLC	Value	LOW	442.29	50,347	0.01%	50,852	0.01%	53,513	0.01%	55,434	0.01%
Convergence Investment Partners, LLC	GARP	HIGH	714.42	50,270	0.01%	72,519	0.02%	124,438	0.03%	144,350	0.03%
North Star Asset Management Inc.	GARP	LOW	834.10	50,070	0.01%	65,865	0.02%	67,150	0.02%	61,745	0.01%
United Capital Financial Advisers, LLC	Income	MED	9,774.78	49,555	0.01%	27,047	0.01%	18,974	0.00%	20,259	0.00%
WesBanco Bank, Inc.	Value	LOW	1,731.76	48,087	0.01%	48,809	0.01%	41,614	0.01%	31,614	0.01%
Capstone Investment Advisors, LLC	Growth	HIGH	1,391.07	46,969	0.01%	0	0.00%	0	0.00%	0	0.00%
Wilmington Trust Investment Management LLC	Value	LOW	7,470.61	46,831	0.01%	41,899	0.01%	41,586	0.01%	44,290	0.01%
Sanlam Investment Management (Pty) Ltd.	Value	LOW	6,478.42	46,676	0.01%	39,269	0.01%	30,284	0.01%	132,239	0.03%
Richard Bernstein Advisors LLC	Growth	MED	1,283.63	46,459	0.01%	46,459	0.01%	46,459	0.01%	0	0.00%
EARNEST Partners, LLC	Value	LOW	11,652.88	46,440	0.01%	46,440	0.01%	0	0.00%	56,380	0.01%
OakBrook Investments, LLC	Growth	MED	1,672.07	45,512	0.01%	52,962	0.01%	50,612	0.01%	51,766	0.01%
Oliver Luxxe Assets LLC		MED	127.01	44,872	0.01%	40,654	0.01%	42,427	0.01%	41,795	0.01%
Diamond Hill Capital Management Inc.	Value	LOW	17,211.33	44,718	0.01%	42,947	0.01%	40,322	0.01%	429	0.00%
FIL Investments (Japan) Limited	GARP	LOW	10,845.38	44,500	0.01%	44,500	0.01%	44,500	0.01%	44,500	0.01%
Deere & Company	Growth	LOW	2,282.54	44,379	0.01%	45,878	0.01%	52,515	0.01%	30,520	0.01%
FDX Advisors, Inc.		MED	2,273.47	43,933	0.01%	29,571	0.01%	28,001	0.01%	26,531	0.01%
RegentAtlantic Capital, L.L.C.	Value	LOW	950.15	43,423	0.01%	43,712	0.01%	44,047	0.01%	47,424	0.01%
Aberdeen Asset Investments Limited	Growth	LOW	54,216.77	43,387	0.01%	43,387	0.01%	44,698	0.01%	47,345	0.01%
St. James's Place Wealth Management Group	GARP	LOW	8,626.58	42,813	0.01%	42,813	0.01%	42,813	0.01%	42,813	0.01%
Natixis Asset Management	Value	HIGH	21,596.51	42,755	0.01%	0	0.00%	0	0.00%	195,827	0.05%
Oregon Public Employees Retirement System	Growth	LOW	4,805.68	42,641	0.01%	85,065	0.02%	75,427	0.02%	75,190	0.02%
Neuberger Berman, LLC	GARP	LOW	82,811.63	42,635	0.01%	40,605	0.01%	35,970	0.01%	37,358	0.01%
Salem Investment Counselors, Inc.	GARP	LOW	766.35	42,486	0.01%	42,486	0.01%	52,286	0.01%	62,386	0.01%
Squarepoint Ops LLC		HIGH	1,589.54	42,444	0.01%	15,303	0.00%	32,145	0.01%	0	0.00%
Capital One Asset Management, LLC	Value	LOW	1,134.39	41,728	0.01%	43,875	0.01%	46,857	0.01%	51,565	0.01%
Engineers Gate Manager, L.P.		HIGH	1,010.88	41,669	0.01%	102,682	0.03%	43,149	0.01%	42,035	0.01%
New Mexico Educational Retirement Board	Index	LOW	2,042.69	41,661	0.01%	48,061	0.01%	47,361	0.01%	47,261	0.01%
DIAM U.S.A., Inc.	Equity Hedge	LOW	6,512.31	41,391	0.01%	43,845	0.01%	43,206	0.01%	89,906	0.02%
CPR Asset Management	Growth	LOW	6,160.51	41,000	0.01%	44,200	0.01%	36,800	0.01%	36,800	0.01%
Fideuram Asset Management (Ireland) Limited	GARP	LOW	7,754.42	40,671	0.01%	46,837	0.01%	47,335	0.01%	38,949	0.01%
First Asset Investment Management, Inc.		MED	1,316.00	40,520	0.01%	67,782	0.02%	46,546	0.01%	70,670	0.02%
Asset Management One Co., Ltd.	Growth	HIGH	85,737.27	40,502	0.01%	40,502	0.01%	40,502	0.01%	60,502	0.01%
Northwestern Mutual Investment Management Company LLC		HIGH	4,791.20	39,932	0.01%	15,728	0.00%	15,817	0.00%	16,240	0.00%
The MassMutual Trust Company, FSB		LOW	790.18	39,660	0.01%	39,660	0.01%	39,359	0.01%	34,909	0.01%
Advantus Capital Management, Inc.	Growth	LOW	3,537.27	39,614	0.01%	39,942	0.01%	39,932	0.01%	40,874	0.01%
Lebenthal Asset Management, LLC	Income	MED	793.43	39,491	0.01%	0	0.00%	0	0.00%	0	0.00%
Sumitomo Life Insurance Co.	Growth	LOW	6,572.47	39,125	0.01%	46,623	0.01%	58,058	0.01%	59,270	0.01%
Tudor Investment Corporation	Hedge Fund	HIGH	2,912.83	38,868	0.01%	4,800	0.00%	0	0.00%	0	0.00%
PIMCO (US)	Income	LOW	6,848.17	38,746	0.01%	78,085	0.02%	15,713	0.00%	35,200	0.01%
IBM Retirement Fund	Index	MED	2,154.34	38,676	0.01%	53,928	0.01%	54,126	0.01%	107,558	0.03%
Folger Hill Asset Management LLC	Hedge Fund	HIGH	1,306.80	38,291	0.01%		0.00%		0.00%		0.00%
E*TRADE Capital Management LLC	Growth	LOW	1,915.91	37,950	0.01%	30,159	0.01%	29,956	0.01%	29,853	0.01%
CIBC Asset Management Inc.	Value	LOW	22,575.02	37,758	0.01%	41,522	0.01%	41,372	0.01%	41,469	0.01%
Capital International, Inc.	Growth	LOW	8,162.09	37,600	0.01%	37,600	0.01%	37,600	0.01%	37,600	0.01%

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

December 20, 2016

Re: Discover Financial Services, Inc.
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

On behalf of my wife, Myra K. Young, this is in response to the December 20, 2016, letter, submitted to the Securities and Exchange Commission (SEC) on behalf of Discover Financial Services, Inc. ("DFS" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

Where the shareholder specifies a range of percentages (10% to 25%), Staff has

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise, the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

2016 No-Action Decisions

SEC Staff has been making a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied the exclusion of proposals to amend the terms of previously adopted bylaws, since these proposals deal with conditions not included in the language of existing bylaws, which may have substantially implemented a previous proxy access proposal. While it can be argued that if a company adopts 90% of what is requested in a shareholder proposal, the proposal has been substantially implemented, in these cases involving proposed amendments, companies argued they had substantially implemented proposals while making no changes at all to their bylaws on proxy access. See H&R Block (July 21, 2016) and most recently Microsoft (September 27, 2016), Apple Inc. (October 27, 2016) Whole Foods Market, Inc. (November 3, 2016).

Also relevant are recent SEC Staff determinations where a shareholder has called out a number of “essential elements for substantial implementation” of initial proxy access. In those cases, Staff found the proposals excludable, presumably because although companies had not adopted all elements deemed “essential” by the proponent(s), they adopted most of the substantive elements. See WD-40 Company and Cisco Systems, Inc. (both on September 27, 2016).

DFS’ Rule 14a-8(i)(10) Objections

The Company’s legal counsel appears to make the following two arguments:

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[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).
[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors I0%"); 3M Co. (Feb. 27, 2008) (same).

1. The Company adopted a proxy access proposal, which compares favorably to the guidelines of the Proposal, citing *Cisco Systems, Inc.* where “Staff concurred with Cisco Systems that it had, in fact, substantially implemented the proxy access proposal with a bylaw provision that capped the number of shareholders that can comprise a nominating group to 20.”
2. The Company asserts there is no meaningful difference between the limitation of 20 provided in their bylaws and the limitation of 40 requested by the Proposal. “Adopting a limitation of 40 shareholders permitted to constitute a nominating group, as requested by the Proposal, would not meaningfully promote the use of proxy access as compared to a limitation of 20 shareholders.”

Compares Favorably

In *Cisco* and other cases cited by the Company, proponents specified many desirable features that should be incorporated into proxy access bylaw amendments, such as the following in *Cisco*:

- The number of shareholder-nominated candidates
- How much stock shareholders must have
- How long shareholders must have held their stock
- The timeframe for providing written notice to the Company
- Proof of nominee consent to serve
- Proof of stockownership
- Assumption of specified liabilities
- Statement that nominators will comply with applicable laws and regulations
- Statement that shares were acquired in the ordinary course of business
- Provision to include 500 word statement in proxy
- Dispute resolution provision
- How multiple nominations exceeding one-quarter limit should be handled
- Request that no additional restrictions be place on re-nomination when nominees fail to receive a specific percentage of votes.

In contrast, the proposal submitted to the Company specified only one desirable feature; 40 shareholders should be able to aggregate their shares. All other conditions of proxy access were intentionally left to the Board’s judgment.

The current case bears little resemblance to cases like WD-40 Company and Cisco Systems, Inc. In those cases, Staff granted no-action relief where proponents specified many features and the companies implemented most but not all of them.

The current case is much more similar to the no-action requests denied, such as H&R Block and others cited above, which sought to amend existing bylaws. In those instances Staff denied there was substantial implementation, since the companies had taken little or no action to implement requested amendments. The *1983 Release*, cited by the Company in their footnote 11, clarified that Staff did not have to find a proposal was fully effected to deny exclusion under Rule 14a-8(c)(10), only that it had been substantially implemented. It is easy to understand why Staff could deem a proposal substantially implemented if eight out of ten features requested have been implemented. However, in this case the Company has completely resisted the single desirable feature named in the Proposal. That is not substantial implementation.

No Meaningful Difference

The Company argues, “Adopting a limitation of 40 shareholders permitted to constitute a nominating group, as requested by the Proposal, would not meaningfully promote the use of proxy access as compared to a limitation of 20 shareholders.”

Then why not let shareholders vote on the issue? Why seek no-action relief on a proposal that would create no meaningful difference if implemented? That does not make sense.

The Company provides no substantive evidence to their assertion that a change from 20 to 40 shareholders permitted to form a nominating group “would not meaningfully promote the use of proxy access.”

As indicated in the proposal, under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors (CII), whose members have more than $3 trillion in invested assets.

I reviewed a FactSet Research Systems database of the Company’s shareholders as of 9/30/2016 and found the top twenty US public pension fund holders of DFS own only 2.06% of DFS common stock, not enough to file under the Company’s proxy access threshold of 3%. CII members would likely find the requested amendment meaningfully promotes their use of proxy access.

The Company offers no evidence at all that their threshold can be met by 20 shareholders or less, only that this group size is popular among companies adopting proxy access bylaws. While it is not theoretically impossible for Company shareholders to reach that threshold, since funds like The Vanguard Group and BlackRock could do so without even forming a group, it is highly unlikely. Those mainstream funds have never even filed a shareholder’s proposal. They are very unlikely to form a nominating group… a much more complex and time-consuming task.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

Based on the facts, as stated above, DFS has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that DFS may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,



James McRitchie
Shareholder Advocate

cc: Jennifer K. Schott via JenniferSchott@discover.com


SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
+1 202 736 8000
+1 202 736 8711 FAX

thomas.kim@sidley.com
(202) 736 8615

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December 20, 2016

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F St., NE
Washington, DC 20549

Re: Discover Financial Services – Shareholder Proposal submitted by Myra K. Young

Ladies and Gentlemen:

Pursuant to Exchange Act Rule 14a-8(j), Discover Financial Services, a Delaware corporation ("Discover" or the "Company"), hereby notifies the Division of Corporation Finance of its intention to exclude a shareholder proposal (the "Proposal") submitted by Myra K. Young (the "Proponent") from Discover's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials"), for the reasons stated below.

This letter, together with the Proposal and the related correspondence, are being submitted to the Staff of the Division of Corporation Finance (the "Staff") via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent, with a copy to John Chevedden, her agent, advising her of Discover's intention to omit the Proposal from its 2017 Proxy Materials. We respectfully remind the Proponent that if she elects to submit additional correspondence to the U.S. Securities and Exchange Commission (the "Commission") or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

The Proposal

The Proposal contains a resolution asking the Company's board of directors (the "Board") to adopt an amendment to the Company's amended and restated bylaws to implement proxy access, as follows:

> "RESOLVED: Shareholders of Discover Financial Services (the "Company") ask the board of directors (the "Board") to amend its bylaws, and other documents as necessary, to allow shareholders to place the names of their Board nominees on the corporate proxy. A limit of 40 shareholders shall be placed on the number of shareholders that can aggregate their shares to achieve the percentage of common stock to be held by qualified nominating shareholders to make such nominations. How long such stock must be held, what proportion of directors can be so nominated, how many words can be included by candidates in the proxy and other conditions of proxy access are left to the Board's judgment. We hope our Board will match or exceed common best practices for proxy access concerning such conditions."

A copy of the full Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

Analysis

The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

The Company has taken the actions requested in the Proposal and therefore has substantially implemented the Proposal. Exchange Act Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." With respect to the predecessor to Rule 14a-8(i)(10), the Commission stated in 1976 that the exclusion was designed to avoid the possibility of shareholders having to consider matters that have already been favorably acted upon by the management team.[1] The Commission adopted the current version of this exclusion in 1983,[2] and since then, the Staff has regularly concurred that a proposal may be excluded when a company can demonstrate that it has already addressed the elements of the proposal.

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. Similarly, a company need not have implemented each element in

[1] Release No. 34-12598 (July 7, 1976).

[2] Release No. 34-20091 (Aug. 16, 1983) ("1983 Release").

the precise manner suggested by the proponent.[3] Rather, the company's actions must address the underlying concerns of the proposal or implement the essential objectives of the proposal, even if the manner in which the company implements the proposal does not necessarily correspond directly to the actions sought by the proponent.[4] The Staff has also explained that, "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal."[5] In the present context, a request for the initial adoption of a proxy access bylaw provision, the Staff has consistently granted no-action relief to companies under Rule 14a-8(i)(10) when the company has adopted or has committed to adopt a proxy access bylaw, and in nearly all of these cases, the bylaws adopted by the company addressed the proposal's essential objective of instituting proxy access but did not correspond to each detail sought by the proponent in its proposal.[6]

In this instance, the Company believes that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board amended the Company's bylaws on December 15, 2016 to provide for proxy access (the "Bylaw Amendments"). The Bylaw Amendments allow shareholders or a group of up to 20 shareholders owning 3% or more of the Company's common stock for three years to include their director nominees and related disclosures in the Company's proxy materials for a shareholder meeting at

---

[3] *Id.*

[4] *See, e.g., Dominion Resources, Inc.* (Feb. 9, 2016) (proposal requesting report on measuring, mitigating, disclosing and setting reduction targets for methane emissions was excludable where existing company disclosures compared favorably to the guidelines of the proposal, in spite of the proponent's allegation that the company's disclosures did not cover all facilities, address means of measuring methane reduction, or include specific reduction targets); *Pfizer Inc.* (Jan. 11, 2013) (proposal requesting report on measures to reduce the use of animal testing and plans to promote alternatives to animal use was excludable where existing company laboratory animal care guidelines and policy were available on its website); *MGM Resorts International* (Feb. 28, 2012) (proposal requesting report on company's sustainability policies and performance, including multiple, objective statistical indicators, was excludable since company published an annual sustainability report); *Duke Energy Corp.* (Feb. 21, 2012) (proposal requesting report on the company's actions to build shareholder value and reduce greenhouse gas and other emissions was excludable in light of the company's existing policies, practices and procedures and public disclosures); *ConAgra Foods, Inc.* (July 3, 2006) (proposal requesting sustainability report was excludable where the company already published a sustainability report as part of its corporate responsibilities report); and *The Talbots Inc.* (Apr. 5, 2002) (proposal requesting code of conduct based on International Labor Organization human rights standard was excludable in light of the company's own business practice standards).

[5] *Texaco, Inc*, (Mar. 28, 1991) (proposal requesting the company to implement a specific set of environmental guidelines was excluded as substantially implemented because the company had established a compliance and disclosure program related to its environmental program, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought).

[6] *See, e.g., Cisco Systems, Inc.* (Sep. 27, 2016); *WD-40 Co.* (Sep. 27, 2016); *Oracle Corp.* (Aug. 11, 2016); *General Electric Co.* (Mar. 3, 2015).

which directors are to be elected. A copy of the Bylaw Amendments is attached to this letter as Exhibit B.

The essential objective of the Proposal is a request for the adoption of amendments to the Company's "bylaws, and other documents as necessary, to allow shareholders to place the names of their Board nominees on the corporate proxy." The Proposal requests that a "limit of 40 shareholders" be placed on the number of shareholders that can aggregate their shares to achieve the percentage of common stock required to be held to make nominations pursuant to the proxy access and asks that the Company's board, in its judgment, otherwise "match or exceed common best practices for proxy access."

The Bylaw Amendments limit the number of shareholders that can aggregate their holdings for purposes of satisfying the proxy access ownership threshold to 20 rather than 40, as requested by the Proposal. Nevertheless, as the Staff has underscored recently in the context of proxy access proposals, even if a proponent specifically calls out the number of shareholders that can comprise a nominating group for purposes of proxy access as an "essential element" of the proposal, as the Proponent does here, that does not suggest that the company must implement that element of the proposal in the precise manner suggested by the proponent in order to satisfy the substantial implementation standard in Rule 14a-8(i)(10).[7] In *Cisco Systems, Inc.*, the correspondence with the Staff reflects that the proponent argued extensively that an "essential element" of his proposal was that an unrestricted number of shareholders should be permitted to comprise a group for purposes of proxy access and that, therefore, his proposal could not be substantially implemented by Cisco Systems' proxy access bylaw amendments that capped the number of shareholders at 20. Nevertheless, the Staff concurred with Cisco Systems that it had, in fact, substantially implemented the proxy access proposal with a bylaw provision that capped the number of shareholders that can comprise a nominating group to 20.

Similarly, here, the Company believes that the underlying essential objective of the Proposal, which asks for the initial adoption of proxy access, is the adoption of a meaningful proxy access right for shareholders, not the adoption of any single component of proxy access specifically called out by the Proponent.[8] The Proposal asks that the Company "match or exceed

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[7] *See, e.g., Cisco Systems, Inc.* (Sep. 27, 2016) (concurring in the exclusion of a proposal where the proponent specifically identified that an essential element of the proposal was that there be no restriction on the number of shareholders who could form a group for proxy access purposes and where the company instead implemented a limit of 20); *WD-40 Company* (Sep. 27, 2016) (same); *Oracle Corporation* (Aug. 11, 2016) (same).

[8] *See, e.g., The Western Union Company* (Feb. 12, 2016) (concurring in the exclusion of a proxy access proposal on the basis that it had been substantially implemented, where the company's form of proxy access adopted the ownership threshold requested but contained numerous other deviations from the proposal, including, among other things, the percentage of board seats subject to proxy access and restrictions on proxy access nominees that are not expressly applicable to other director candidates); *PPG Industries, Inc.* (Feb. 12, 2016) (same); *UnitedHealth*

common best practices for proxy access concerning such conditions." To that end, a broad consensus has emerged among companies and institutional shareholders with respect to the essential terms of a meaningful proxy access right. According to recent data, of 263 companies that have adopted proxy access since January 1, 2015, at least 244 have adopted limitations on nominating group size of 20 or fewer shareholders, and 254 have adopted limitations on nominating group size of 25 or fewer shareholders.[9] Of these 263 companies, 259 have adopted the 3% for 3 years ownership and holding thresholds, which is what the Bylaw Amendments also provide. In light of the numerous instances in which the Staff has granted no-action relief to companies adopting caps on nominating groups that differ from the proponents' requested caps and the broad consensus that a 3%/3 years/20-holder cap bylaw provision provides a meaningful proxy access right (and therefore has become a "common best practice" for proxy access), the difference between 40 and 20 should not affect whether the Proposal, which asks for the initial adoption of proxy access, is deemed to be substantially implemented by the Bylaw Amendments.

A different conclusion would not only contradict Staff precedent but would turn the "substantial implementation" analysis on its head. It has been fundamental to the interpretation and application of Rule 14a-8(i)(10) that a company need not "fully effect" a proposal and need not implement each element of a proposal in the precise manner suggested by the proponent in order to exclude the proposal as substantially implemented. On that basis, even when a proponent magnifies highly specific guidelines in a proposal, as the Proponent does here with its 40-holder limit, the Staff permits exclusion so long as the action of the company has addressed the underlying concern and essential objectives of the proposal.[10] Otherwise, if a proponent can simply identify any one element (or multiple elements) of a proposal as "essential" to his or her proposal, and thereby preclude the Staff from evaluating the broader objectives of the proposal and whether the actions of the company satisfy those broader objectives, then the rationale of Rule 14a-8(i)(10) would be lost, and companies would be put in a position of having to "fully effect" a proposal in order to successfully establish that it is excludable as substantially implemented. A proponent could simply label one or more components as "essential," irrespective of how material or immaterial that component is in the larger context of the overall

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Group, Inc. (Feb. 12, 2016) (same); *Time Warner Inc.* (Feb. 12, 2016) (same); *Target Corporation* (Feb. 12, 2016) (same); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016) (same).

[9] *See* Sidley Austin LLP, "Proxy Access Update – Momentum Continues to Build in 2016" (Set. 22, 2016) available at: http://www.sidley.com/~/media/update-pdfs/2016/09/proxy-access-momentum-in-2016--september-22-2016.pdf.

[10] *Texaco, Inc*, (Mar. 28, 1991) (proposal requesting the company to implement a specific set of environmental guidelines was excluded as substantially implemented because the company had established a compliance and disclosure program related to its environmental program, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought).

proposal, and thus escape the application of Rule 14a-8(i)(10) entirely. That is contrary to the Commission's longstanding position on the interpretation and application of Rule 14a-8(i)(10).[11]

The Company does not believe, in any event, that this difference between the Proposal and the Bylaw Amendments meaningfully or materially affects the ability of Discover shareholders to access the Company's proxy statement for purposes of nominating potential director candidates. Contrary to the assertions made in the Proposal, a limitation of 20 shareholders does not make the use of proxy access for Discover's shareholders "more problematic and less attractive." Given the depth of institutional investor ownership of Discover common stock, there are multiple and various ways in which a shareholder group of 20 or fewer could satisfy the 3% ownership threshold. Adopting a limitation of 40 shareholders permitted to constitute a nominating group, as requested by the Proposal, would not meaningfully promote the use of proxy access as compared to a limitation of 20 shareholders.

For the foregoing reasons, the Company believes that it has substantially implemented the Proposal and may therefore exclude the Proposal in reliance on Rule 14a-8(i)(10).

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[11] *See 1983 Release* ("As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose.").

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2017 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (202) 736-8615 or by email at thomas.kim@sidley.com.

Sincerely yours,



Thomas J. Kim

Attachments:
Exhibit A – Proposal
Exhibit B – Bylaw Amendments

cc: John Chevedden

Exhibit A

James McRitchie & Myra K. Young

FISMA & OMB MEMORANDUN M-07-16

RECEIVED

NOV 21 2016

K. McNAMARA CORLEY

Kathryn McNamara Corley, EVP
General Counsel and Secretary
2500 Lake Cook Road
Riverwoods, Illinois 60015
kellymcnamaracorley@discoverfinancial.com

Dear Corporate Secretary,

I am pleased to be a shareholder in Discover Financial Services Corporation (DFS). However, I believe our company has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB MEMORANDUN M-07-16*** ***FISMA & OMB MEMORANDUN M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16*** ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,



Myra K. Young

November 15, 2016
Date

cc: John Chevedden

[DFS – Rule 14a-8 Proposal, November 11, 2016]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of Discover Financial Services (the "Company") ask the board of directors (the "Board") to amend its bylaws, and other documents as necessary, to allow shareholders to place the names of their Board nominees on the corporate proxy. A limit of 40 shareholders shall be placed on the number of shareholders that can aggregate their shares to achieve the percentage of common stock to be held by qualified nominating shareholders to make such nominations. How long such stock must be held, what proportion of directors can be so nominated, how many words can be included by candidates in the proxy and other conditions of proxy access are left to the Board's judgment. We hope our Board will match or exceed common best practices for proxy access concerning such conditions.

SUPPORTING STATEMENT: The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis.

Proxy Access in the United States: Revisiting the Proposed SEC Rule (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion.

Public Versus Private Provision of Governance: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recent proxy access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to form nominating groups. The most common troublesome provision is limiting the number of shareholders that can form a nominating group to 20 members. Companies can thus appear to have a workable form of proxy access but that limitation makes implementation more problematic and less attractive.

SEC staff members have granted "no-action" relief to several companies with bylaws limiting proxy access to groups of 20 shareholders based on "substantial implementation," even though the group of 20 limitation makes actual implementation highly unlikely. This proposal is worded to avoid that possibility by explicitly specifying a limit of 40 shareholders as the number of shareholders that can aggregate their shares to implement proxy access.

End the game-playing. Ask the Board to adopt THE provision that frightens entrenched boards and managers the most. Shareholders can come back and correct other details with subsequent proposals, if the Board fails to follow best practices with respect to other conditions of proxy access.

Increase Shareholder Value
Vote for Shareholder Proxy Access – Proposal [4]



November 30, 2016

Direct Dial: 224-405-2682
Email: JenniferSchott@discover.com

Via E-Mail and Overnight Courier
Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Re: Shareholder Proposal of Myra K. Young dated November 15, 2016

Dear Mr. Chevedden,

On November 21, 2016, Discover Financial Services (the "Company") received a letter from Myra K. Young (the "Proponent"), dated November 15, 2016, submitting a stockholder proposal (the "Proposal") for inclusion in the proxy materials for the Company's 2017 Annual Meeting of Stockholders. The Proponent has indicated that you are the contact person for the Proposal. Pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934 (the "Act"), I hereby notify you of the following procedural issue which, if uncorrected, will allow DFS to exclude the Proposal from its proxy statement.

As you may know, Rule 14a-8 under the Act ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), the shareholder must also provide a written statement that such shareholder intends to continue to own the required amount of securities through the date of the applicable annual meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that the Proponent has been a registered holder of the requisite amount of Company securities for at least one year. Under Rule 14a-8(b), the Proponent must therefore prove the Proponent's eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of the Proponent's stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 15, 2016, which is the date the Proposal was submitted; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission (the "SEC") that demonstrates the Proponent's ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

The Proponent can confirm whether the Proponent's broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website (currently, at http://dtcc.com/~/media/Files/Downloads/client-center/DTC/numerical.ashx). If the Proponent's broker or bank is a DTC participant or an affiliate of a DTC participant, then the Proponent will need to submit a written statement from the Proponent's broker or bank verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite amount of securities for at least one year. If the Proponent's broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, the Proponent will need to ask the Proponent's broker or bank to identify the DTC participant through which the Proponent's securities are held and have that DTC participant provide the verification detailed above. The Proponent may also be able to identify this DTC participant or affiliate from the Proponent's account statements because the clearing broker listed on the statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know the Proponent 's holdings, the Proponent can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities was continuously held for at least one year: (i) one statement from the Proponent 's broker confirming the Proponent 's ownership and (ii) one statement from the DTC participant confirming the broker's ownership.

The Proponent has not yet submitted evidence establishing that it satisfies these eligibility requirements, in particular by submitting a written statement from the "record" holder of its stock verifying that the Proponent has continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 15, 2016, which is the date the Proposal was submitted.

Your response on behalf of the Proponent must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if the Proponent satisfies the eligibility requirements described above, we may still seek to exclude the Proposal from our proxy materials on other grounds in accordance with Rule 14a-8. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively.

If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (224) 405-2682

Regards,



Jennifer K. Schott
Vice President and Assistant General Counsel

<u>Exhibit A</u>

Rule 14a-8

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B

SLB 14F



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

SLB 14G



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Myra K. Young, ***FISMA & OMB MEMORANDUN M-07-16*** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDUN M-07-16



11/22/2016

Myra K. Young

FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDUN M-07-16***

Dear Myra K. Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 50 shares of Discover Financial Services (DFS) common stock in her account ending in ***FISMA & OMB MEMORANDUN M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephanie Schwinck
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org , www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

Exhibit B

As amended and restated on December 15, 2016

AMENDED AND RESTATED BYLAWS

OF

DISCOVER FINANCIAL SERVICES

(hereinafter called the "Corporation")

ARTICLE 1
OFFICES AND RECORDS

Section 1.01. *Delaware Office.* The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle.

Section 1.02. *Other Offices.* The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.03. *Books and Records.* The books and records of the Corporation may be kept at the Corporation's principal offices or at such other locations inside or outside the State of Delaware as may from time to time be designated by the Board of Directors.

ARTICLE 2
STOCKHOLDERS

Section 2.01. *Annual Meeting.* The annual meeting of the stockholders of the Corporation shall be held at such date, place and time as may be fixed by resolution of the Board of Directors.

Section 2.02. *Special Meeting.* Subject to the rights of the holders of any series of preferred stock of the Corporation (the "Preferred Stock") or any other series or class of stock as set forth in the Amended and Restated Certificate of Incorporation, special meetings of the stockholders may be called at any time only by the Secretary at the direction of the Board of Directors pursuant to a resolution adopted by the Board of Directors.

Section 2.03. *Place of Meeting.* The Board of Directors may designate the place of meeting for any meeting of the stockholders. If no designation is made by the Board of Directors, the place of meeting shall be the principal office of the Corporation, which will be 2500 Lake Cook Road, Riverwoods, Illinois.

Section 2.04. *Notice of Meeting.* A notice of meeting, stating the place, day and hour of the meeting and, in the case of special meetings, the purpose or purposes for which such special meeting is called, shall be prepared and delivered by the Corporation not less than ten days nor more than sixty days before the date of the meeting, either personally, or by mail, or, to the extent and in the manner permitted by applicable law, electronically, to each stockholder of record entitled to vote at such meeting. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Amended and Restated Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

Section 2.05. *Quorum and Adjournment.* Except as otherwise provided by law or by the Amended and Restated Certificate of Incorporation, the holders of a majority of the voting power of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the voting power of the shares of such class or series shall constitute a quorum for the transaction of such business. The Chairman of the Board or the holders of a majority of the voting power of the shares of Voting Stock so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or, in the case of specified business to be voted on by a class or series, the Chairman of the Board or the holders of a majority of the voting power of the shares of such class or series so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.06. *Proxies.* At all meetings of stockholders, a stockholder may vote by proxy as may be permitted by law; *provided*, that no proxy shall be voted after three years from its date, unless the proxy provides for a longer period. Any proxy to be used at a meeting of stockholders must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

Section 2.07. *Notice of Stockholder Business and Nominations.*

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only

(A) pursuant to the Corporation's notice of meeting delivered pursuant to Section 2.04 of these Amended and Restated Bylaws (or any supplement thereto),

(B) by or at the direction of the Board of Directors,

(C) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in clauses (ii) and (iii) of this Section 2.07(a) and who was a stockholder of record on the date such notice is delivered to the Secretary of the Corporation or

(D) pursuant to Section 2.08 of these Amended and Restated Bylaws.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.07, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and, in the case of business other than nominations, such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth day, nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year's annual meeting; *provided, however,* that (1) if the date of the annual meeting is advanced by more than thirty days, or delayed by more than ninety days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation or (2) if no annual meeting was held in the preceding year, notice by the stockholders to be timely must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of an adjournment or postponement of an annual meeting, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described in this Section 2.07(a). Such stockholder's notice shall set forth

(A) as to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the Amended and Restated Bylaws of the Corporation, the text of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (2) the class or series and number of shares of the Corporation that are owned beneficially and of record by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing including, in the case of a nomination, the nominee, (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such agreement or arrangement or understanding shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of the Corporation, (5) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (6) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination and (7) any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this Section 2.07 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of the stockholder's intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and the impact that such service would have on the ability of the Corporation to satisfy the requirements of laws, rules, regulations and listing standards applicable to the Corporation or its directors. The information required above under clauses (a)(ii)(C)(2), (3) and (4) of this Section 2.07 shall be supplemented by such stockholder and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date.

(iii) Notwithstanding anything in the second sentence of clause (ii) of this Section 2.07(a) to the contrary, if the number of directors to be elected to the Board of Directors of the Corporation is increased effective at the annual meeting and the public announcement by the Corporation naming the nominees for the additional directorships is not made by the close of business on the one hundredth day prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2.07 shall also be considered timely, but only with respect to nominees for any new directorships created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Section 2.04 of these Amended and Restated Bylaws. Subject to the rights of the holders of Preferred Stock, nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting

(i) by or at the direction of the Board of Directors or

(ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 2.07 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. If the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote in such election may nominate such number of persons for election to such position(s) as are specified in the Corporation's notice of meeting, if the stockholder's notice as required by clause (ii) of Section 2.07(a) of these Amended and Restated Bylaws shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. For the avoidance of doubt, stockholders are not permitted to nominate persons for election to the Board of Directors pursuant to Section 2.08 at a special meeting of stockholders.

(c) General.

(i) Only persons who are nominated in accordance with the procedures set forth in these Amended and Restated Bylaws shall be eligible to be elected as directors at (A) an annual meeting of stockholders, in accordance with the procedures set forth in this Section 2.07 or in Section 2.08, or (B) a special meeting of stockholders, in accordance with the procedures set forth in this Section 2.07. Only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.07. Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation or these Amended and Restated Bylaws, the Chairman of the Board shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in this Section 2.07 and Section 2.08 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made (or is part of a group which solicited) did or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (a)(ii)(C)(6) of this Section 2.07) and, if any proposed nomination or business is not in compliance with this Section 2.07 or Section 2.08, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.07 or Section 2.08, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.07, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(ii) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 2.07 and Section 2.08, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.07 and Section 2.08; provided, however, that any references in these Amended and Restated Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements (including paragraphs (a)(i)(C) and (b) of this Section 2.07) applicable to stockholder nominations or proposals as to any other business to be considered pursuant to this Section 2.07 and Section 2.08 and compliance with paragraphs (a)(i)(C) and (b) of this Section 2.07 shall be the exclusive means for a stockholder to make nominations or submit proposals for any other business to be considered at an annual or special meeting of stockholders (other than, as provided in the third to last sentence of (a)(ii), matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time) other than nominations to be considered at an annual meeting of stockholders pursuant to Section 2.08. Nothing in this Section 2.07 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to applicable rules and regulations under the Exchange Act or (b) of the holders of any series of Preferred Stock, or any other series or class of stock as set forth in the Amended and Restated Certificate of Incorporation, to elect directors pursuant to any applicable provisions of the Amended and Restated Certificate of Incorporation.

Section 2.08. *Proxy Access for Director Nominations.*

(a) Definitions. For purposes of Section 2.08, the following terms shall have the following meanings:

(i) "Authorized Group Member" shall mean, with respect to any nomination by a Nominator Group, the member of that Nominator Group that is authorized to act on behalf of all members of that Nominator Group with respect to matters relating to the nomination, including withdrawal of the nomination.

(ii) "Compensation Arrangement" shall mean any direct or indirect compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, including, without limitation, any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, nomination, service or action as a nominee or as a director of the Corporation.

(iii) "Eligible Stockholder" shall mean a person who has either (A) been a record holder of the shares of common stock of the Corporation used to satisfy the eligibility requirements in Section 2.08(d) continuously for the required three-year period or (B) provides to the Secretary of the Corporation, within the time period referred to in Section 2.08(e), evidence of continuous Ownership of such shares for such three-year period from one or more securities intermediaries.

(iv) "Maximum Number" shall mean that number of directors constituting the greater of (1) two or (2) 20% of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.08 (rounded down to the nearest whole number), which number shall be reduced as set forth in Section 2.08(c)(i).

(v) "Minimum Number" shall mean 3% of the number of outstanding shares of common stock of the Corporation as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(vi) "Nominating Stockholder" shall mean any Eligible Stockholder or group of up to 20 stockholders (a "Nominator Group") that, collectively as a group, satisfy the requirements to qualify as an Eligible Stockholder, and that (A) has (individually and collectively, in the case of a Nominator Group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 2.08 (including, without limitation, the timely submission of a Nomination Notice that meets the requirements set forth in this Section 2.08, and (B) has nominated a Stockholder Nominee.

(vii) "Nomination Notice" shall mean all information and documents that a Nominating Stockholder is required to submit to the Secretary of the Corporation pursuant to Section 2.08(f).

(viii) "Own" shall mean possession, with respect to those outstanding shares of common stock of the Corporation entitled to vote generally for the election of all directors of the Corporation, of both: (A) the full voting and investment rights pertaining to the shares; and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided, that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares: (1) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, including any short sale; (2) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell; or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of reducing in any manner, to any extent or at any time in the future, such stockholder's or affiliates' full right to vote or direct the voting of any such shares, and/or hedging, offsetting or altering to any degree any gain or loss arising from the full economic Ownership of such shares by such stockholder or affiliate, other than any such arrangements solely involving a national or multi-national multi-industry market index. A stockholder shall "Own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. A stockholder's Ownership of shares shall be deemed to continue during any period in which the stockholder has loaned such shares or delegated any voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement which in either case is revocable at any time by the stockholder; provided, however, in the event of a loan, the stockholder has the power to recall such loaned shares on five business days' notice. The terms "Owned," "Owning," "Ownership" and other variations of the word "Own" shall have correlative meanings.

(ix) "Stock Exchange Rules" shall mean the rules of any stock exchange on which the Corporation's securities are traded.

(x) "Stockholder Nominee" shall mean any person nominated for election pursuant to this Section 2.08.

(xi) "Voting Commitment" shall mean any agreement, arrangement or understanding with, and any commitment or assurance to, any person or entity as to how a person, if elected as a director of the Corporation, will act or vote on any issue or question.

(b) Proxy Access at Annual Meetings. Subject to the provisions of this Section 2.08, if expressly requested in the relevant Nomination Notice, the Corporation shall include in its proxy statement for any annual meeting of stockholders:

(i) the name of any Stockholder Nominee, which shall also be included on the Corporation's form of proxy and ballot;

(ii) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement;

(iii) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors (subject, without limitation, to Section 2.08(g)(iii)), if such statement does not exceed 500 words; and

(iv) any other information that the Corporation or the Board of Directors determines, in its discretion, to include in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination, information relating to any Compensation Arrangement and/or Voting Commitment, and any of the information provided pursuant to this Section 2.08.

For the avoidance of doubt, the provisions of this Section 2.08 shall not apply to a special meeting of stockholders, and the Corporation shall not be required to include a director nominee of a stockholder or group of stockholders under this Section 2.08 in the Corporation's proxy statement or form of proxy or ballot for any special meeting of stockholders.

(c) Maximum Number of Stockholder Nominees.

(i) The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Stockholder Nominees than the Maximum Number. In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Section 2.08(e) but before the date of the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced. The Maximum Number for a particular annual meeting shall be reduced by:

(A) Stockholder Nominees whose nominations for election at such annual meeting are subsequently withdrawn;

(B) Stockholder Nominees whom the Board of Directors itself decides to nominate for election at such annual meeting;

(C) the number of incumbent directors or director candidates (including, without limitation, candidates who are not Stockholder Nominees) that in either case will be included in the Corporation's proxy materials for an annual meeting of stockholders as unopposed (by the Corporation) nominees pursuant to any agreement, arrangement or other understanding with any stockholder or group of stockholders; and

(D) the number of incumbent directors who had been Stockholder Nominees at any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting is being recommended by the Board of Directors.

(ii) Any Nominating Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 2.08 shall rank such Stockholder Nominees based on the order that the Nominating Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials. In the event that the number of Stockholder Nominees submitted by Nominating Stockholders pursuant to this Section 2.08 exceeds the Maximum Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 2.08 from each Nominating Stockholder will be selected for inclusion in the Corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of stock of the Corporation that each Nominating Stockholder disclosed as Owned in its respective Nomination Notice submitted to the Corporation. This selection process will continue with the next highest ranked nominees as many times as necessary, following the same order each time, until the Maximum Number is reached.

(d) Eligible Stockholders.

(i) An Eligible Stockholder or Nominator Group may submit a nomination in accordance with this Section 2.08 only if the person or group (in the aggregate) has continuously Owned at least the Minimum Number (as adjusted for any stock splits, stock dividends, subdivisions, combinations, reclassifications, recapitalizations or similar events) of shares of the Corporation's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to Own at least the Minimum Number of shares through the date of the annual meeting. No shares may be attributed to more than one Eligible Stockholder. The following shall be treated as one Eligible Stockholder or one member of a Nominator Group if such Eligible Stockholder or member of a Nominator Group shall provide together with the Nomination Notice documentation that demonstrates compliance with the following criteria: (A) funds under common management and investment control; (B) funds under common management and funded primarily by the same employer; or (C) a "family of investment companies" or a "group of investment companies" (each as defined in or under the Investment Company Act of 1940, as amended).

(ii) For the avoidance of doubt, in the event of a nomination by a Nominator Group, any and all requirements and obligations for a given Eligible Stockholder (including, without limitation, each and every fund or company that comprises the Nominator Group) that are set forth in this Section 2.08, including the minimum holding period, shall apply to each member of such Nominator Group; provided, however, that the Minimum Number shall apply to the Ownership of the Nominator Group in the aggregate. Should any stockholder withdraw from a Nominator Group at any time prior to the annual meeting of stockholders, the Nominator Group shall only be deemed to Own the shares held by the remaining members of that Nominator Group.

(iii) No stockholder shall be permitted to be in more than one Nominator Group, and if any stockholder appears as a member of more than one Nominator Group, or as a member of a Nominator Group and as a Nominating Stockholder without any such group, such stockholder shall be deemed to be a member of only the Nominator Group that has the largest Ownership position as reflected in the Nomination Notice and is not permitted to act as a Nominating Stockholder separate from such Nominator Group.

(e) Timely Nomination Notice. To be timely, a Nomination Notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the one hundred and twentieth (120th) day nor earlier than the close of business on the one hundred and fiftieth (150th) day prior to the first anniversary of the date (as stated in the Corporation's proxy materials relating to that annual meeting) that the Corporation first mailed its proxy statement for the annual meeting of the previous year, except where information or documents are required to be provided after the date the Nomination Notice is first submitted, as set forth in this Section 2.08; *provided, however* that, if the date of the annual meeting is advanced by more than thirty days, or delayed by more than ninety days, from the anniversary date of the immediately preceding annual meeting of stockholders, the Nomination Notice to be timely must be so delivered not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public announcement of the date of the annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a Nomination Notice.

(f) Nomination Notice. The Nomination Notice shall consist of, collectively, the following information, documents and agreements which shall, for avoidance of doubt, be compiled, completed and submitted by the Nominating Stockholder or its representatives at its own cost:

(i) documentary evidence in the form of one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period, provided that each such intermediary must be a participant in the Depository Trust Company or an affiliate of a participant in the Depository Trust Company) verifying and certifying that, as of a date within seven calendar days prior to the date of the Nomination Notice, the Nominating Stockholder Owns, and has continuously Owned for the preceding three years, the Minimum Number of shares, and the Nominating Stockholder's agreement to provide, within five business days after the record date for the annual meeting, documentary evidence in the form of written statements from the record holder and intermediaries verifying and certifying the Nominating Stockholder's continuous Ownership of the Minimum Number of shares through the record date;

(ii) an undertaking to provide immediate notice if the Nominating Stockholder ceases to Own the Minimum Number of shares prior to the date of the annual meeting;

(iii) a copy of the Schedule 14N (or any successor form) relating to the Stockholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(iv) the written consent of each Stockholder Nominee to being named in the Corporation's proxy statement, form of proxy and ballot as a nominee and to serving as a director if elected;

(v) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each member of a Nominator Group):

(A) the information and other deliverables that would be required to be set forth in a stockholder's notice of nomination pursuant to Section 2.07, as if the Nominating Stockholder were the proposing stockholder under that section;

(B) to the extent not included in the response to paragraph (A) above, a detailed description of all material relationships, between or among the Nominating Stockholder, on the one hand, and each Stockholder Nominee, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K (or its successor Item) if the Nominating Stockholder were the "registrant" for purposes of such item and the Stockholder Nominee was a director or executive officer of such registrant;

(C) a detailed description of all communications by such Nominating Stockholder with any other stockholder or beneficial owner of any securities of the Corporation regarding such Stockholder Nominee;

(D) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(E) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation;

(F) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than such Nominating Stockholder's Stockholder Nominee(s);

(G) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board of Directors;

(H) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board of Directors, (1) an exempt solicitation as described in Rule 14a-2(b) under the Exchange Act, or (2) any communication, as described in Rule 14a-1(l)(2)(iv) under the Exchange Act, stating how the Nominating Stockholder intends to vote at the annual meeting and the reasons therefor;

(I) a representation and warranty that the Nominating Stockholder will not use or distribute any proxy card other than the Corporation's proxy card in soliciting stockholders in connection with the election of a Stockholder Nominee at the annual meeting;

(J) a representation and warranty that the Stockholder Nominee's candidacy or, if elected, membership on the Board of Directors would not violate applicable state or federal law or Stock Exchange Rules;

(K) a representation and warranty that the Stockholder Nominee: (1) qualifies as independent under the Stock Exchange Rules and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the directors; and (2) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933, as amended, or Item 401(f) of Regulation S-K (or any successor rule), without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee;

(L) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 2.08(d);

(M) a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Section 2.08(d) through the date of the annual meeting;

(N) the details of any position of the Stockholder Nominee as an officer or director of any competitor (that is, any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice;

(O) the details of any position of the Stockholder Nominee as a director, trustee, officer or employee with management functions for any (1) depository institution or depository holding company that is not affiliated with the Corporation, each as defined in the Depository Institution Management Interlocks Act, as amended (the "Interlocks Act") and the rules and regulations thereunder, or (2) entity that has been designated as a systemically important financial institution pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended (the "Dodd-Frank Act") and the rules and regulations thereunder;

(P) if desired, a statement for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors. Any such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and

(Q) in the case of a nomination by a Nominator Group, the designation by all group members of one Authorized Group Member;

(vi) an executed agreement (which form of agreement shall be provided by the Secretary of the Corporation upon written request), which must be submitted within ten (10) days of the Nominating Stockholder's first submission of any information required by this Section 2.08(f), pursuant to which the Nominating Stockholder (including each member of a Nominator Group) agrees:

(A) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B) to file any written solicitation or other communication with the Corporation's stockholders relating to one or more of the Corporation's directors or director nominees or any Stockholder Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(C) to assume all liability stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Corporation, its stockholders or any other person, including, without limitation, the Nomination Notice;

(D) to indemnify and hold harmless (jointly with all other members of a Nominator Group, if applicable) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any action, suit or proceeding (whether threatened, pending or completed), whether legal, judicial administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements or representations under or pursuant to this Section 2.08, or otherwise arising out of any nomination, solicitation or other activity by any Eligible Stockholder or any member of a Nominator Group in connection with its efforts pursuant to this Section 2.08;

(E) to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of any misstatement or omission if information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any member of a Nominator Group) with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), and promptly notify the Corporation and any other recipient of the information that is required to correct the misstatement or omission; and

(F) in the event that the Nominating Stockholder (including any member of a Nominator Group) has failed to continue to satisfy the eligibility requirements described in Section 2.08(d), to promptly notify the Corporation; and

(vii) an executed questionnaire, representation and agreement pursuant to Section 2.08(h) (which forms of questionnaire, representation and agreement shall be provided by the Secretary of the Corporation upon written request), which must be submitted within 10 days of the Nominating Stockholder's first submission of any information required by this Section 2.08(f).

The information and documents required by this Section 2.08(f) shall be provided with respect to and executed by the Nominating Stockholder (and each member of a Nominator Group), and provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item). The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.08(f) (other than such information and documents required to be provided after the date the Nomination Notice is first submitted) have been delivered to or, if sent by mail, received by the Secretary of the Corporation.

(g) Exclusion or Disqualification of Stockholder Nominees.

(i) If, after the deadline for submitting a Nomination Notice as set forth in Section 2.08(e), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Stockholder Nominee becomes ineligible or unwilling to serve on the Board of Directors, whether before or after the mailing of the definitive proxy statement, the Corporation:

(A) shall not be required to include in its proxy statement or on any ballot or form of proxy the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder; and

(B) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(ii) Notwithstanding anything to the contrary contained in this Section 2.08, the Corporation may omit from its proxy materials any Stockholder Nominee, and any information concerning such Stockholder Nominee (including a Nominating Stockholder's statement in support), and in such case such nomination shall be disregarded and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if:

(A) the Corporation receives a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board of Directors at the annual meeting pursuant to the advance notice requirements for stockholder nominees set forth in Section 2.07;

(B) the Nominating Stockholder has engaged in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board of Directors;

(C) the Nominating Stockholder has engaged in, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board of Directors, (1) an exempt solicitation as described in Rule 14a-2(b) under the Exchange Act, or (2) any communication, as described in Rule 14a-1(l)(2)(iv) under the

Exchange Act, stating how the Nominating Stockholder intends to vote at the annual meeting and the reasons therefor;

(D) the Nominating Stockholder or the Authorized Group Member, as applicable, or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted in accordance with this Section 2.08;

(E) the Board of Directors, acting in good faith, determines that such Stockholder Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with these Amended and Restated Bylaws or the Amended and Restated Certificate of Incorporation, or any applicable law, rule or regulation to which the Corporation is subject, including the Stock Exchange Rules;

(F) the Stockholder Nominee was nominated for election to the Board of Directors pursuant to this Section 2.08 at one of the Corporation's two preceding annual meetings of stockholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received a vote of less than 25% of the shares of common stock entitled to vote for such Stockholder Nominee;

(G) the Stockholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended;

(H) the Stockholder Nominee is a director, trustee, officer or employee with management functions for any (1) depository institution or depository holding company that is not affiliated with the Corporation, each as defined in the Interlocks Act and the rules and regulations thereunder, or (2) entity that has been designated as a systemically important financial institution pursuant to the Dodd-Frank Act and the rules and regulations thereunder;

(I) the Stockholder Nominee's election as a member of the Board of Directors would cause or otherwise require the Corporation to seek, or assist in the seeking of, advance approval or to obtain, or assist in the obtaining of, an interlock waiver pursuant to the rules or regulations of the Board of Governors of the Federal Reserve System or the Office of the Comptroller of the Currency, United States Department of the Treasury;

(J) the Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 2.08(d), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not misleading), the Stockholder Nominee becomes unwilling or unable to serve on the Board of Directors or any violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Stockholder Nominee under or pursuant to this Section 2.08.

(iii) Notwithstanding anything to the contrary contained in this Section 2.08, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Stockholder Nominee included in the Nomination Notice, if:

(A) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(B) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, corporation, partnership, association or other entity, organization or governmental authority;

(C) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation; or

(D) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

(iv) The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

(h) Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection, and to serve, as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.07 or Section 2.08, as applicable) to the Secretary at the Corporation's principal place of business a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (A) any Voting Commitment that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (ii) is not and will not become a party to any Compensation Arrangement (A) in connection with such person's nomination or candidacy for director of the Corporation that has not been disclosed to the Corporation or (B) in connection with service or action as a director of the Corporation. (iii) will comply with all informational and similar requirements of applicable insurance policies and laws and regulations, (iv) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, if elected as a director of the Corporation, will be in compliance with, and will in the future comply with, all applicable laws (including, without limitation, fiduciary duty requirements), policies and guidelines of the Corporation, including, without limitation, those relating to corporate governance, conflict of interest, confidentiality, stock ownership and securities trading, (v) if elected as a director of the Corporation, will act in the best interests of the Corporation and its stockholders and not in the interests of individual constituencies, and (vi) will promptly provide to the Corporation such other information as it may reasonably request.

Section 2.09 *Procedure for Election of Directors; Voting.* Except as otherwise provided by law or pursuant to any regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Amended and Restated Certificate of Incorporation or these Amended and Restated Bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote thereon, and where a separate vote by class is required, a majority of the voting power of the shares of that class present in person or represented by proxy at the meeting and entitled to vote thereon.

The vote on any matter, including the election of directors, shall be by written ballot. Each ballot shall be signed by the stockholder voting, or by such stockholder's proxy, and shall state the number of shares voted.

Section 2.10. *Inspector of Elections; Opening and Closing of Polls; Conduct of Meetings.* (a) The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may not be directors, officers or employees of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the Chairman of the Board shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the General Corporation Law of the State of Delaware.

(b) The Chairman of the Board shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at the meeting.

(c) The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.11. *Confidential Stockholder Voting.* All proxies, ballots and votes, in each case to the extent they disclose the specific vote of an identified stockholder, shall be tabulated and certified by an independent tabulator, inspector of elections and/or other independent parties and shall not be disclosed to any director, officer or employee of the Corporation; *provided, however*, that, notwithstanding the foregoing, any and all proxies, ballots, and voting tabulations may be disclosed: (a) as necessary to meet legal requirements or to assist in the pursuit or defense of legal action; (b) if the Corporation concludes in good faith that a bona fide dispute exists as to the authenticity of one or more proxies, ballots or votes, or as to the accuracy of any tabulation of such proxies, ballots or votes; (c) in the event of a proxy, consent or other solicitation in opposition to the voting recommendation of the Board of Directors; or (d) if the stockholder requests, or consents to disclosure of the stockholder's vote or writes comments on the stockholder's proxy card or ballot.

ARTICLE 3
BOARD OF DIRECTORS

Section 3.01. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Amended and Restated Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Amended and Restated Certificate of Incorporation or by these Amended and Restated Bylaws required to be exercised or done by the stockholders.

Section 3.02. *Number, Tenure and Qualifications.* (a) Subject to the rights of the holders of any series of Preferred Stock, or any other series or class of stock as set forth in the Amended and Restated Certificate of Incorporation, to elect directors ("Preferred Stock Directors") under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors, but shall consist of not less than three nor more than fifteen directors (exclusive of Preferred Stock Directors).

However, no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) Except as otherwise provided in this Section 3.02, each director shall be elected by the vote of the majority of the votes cast with respect to that director's election at any meeting for the election of directors at which a quorum is present, *provided* that if, as of the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section 3.02, a majority of votes cast shall mean that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election (with "abstentions" and "broker nonvotes" not counted as a vote cast either "for" or "against" that director's election).

(c) In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, *provided* that such resignation shall be effective if (i) that person shall not receive a majority of the votes cast in an election that is not a Contested Election, and (ii) the Board of Directors shall accept that resignation in accordance with the policies and procedures adopted by the Board of Directors for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the nominating and governance committee of the Board of Directors, or such other committee designated by the Board of Directors pursuant to Section 3.09 of these Amended and Restated Bylaws, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within 90 days following certification of the election results.

(d) If the Board of Directors accepts a director's resignation pursuant to this Section 3.02, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to Article 7 of the Amended and Restated Certificate of Incorporation or may decrease the size of the Board of Directors pursuant to the provisions of this Section 3.02.

Section 3.03. *Regular Meetings.* The Board of Directors may, by resolution, provide the time and place for the holding of regular meetings without other notice than such resolution. Unless otherwise determined by the Board of Directors, the Secretary or an Assistant Secretary of the Corporation shall act as secretary at all regular meetings of the Board of Directors and in the absence of the Secretary and any Assistant Secretary, a temporary secretary shall be appointed by the chairman of the meeting.

Section 3.04. *Special Meetings.* Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board or a majority of the Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings. Unless otherwise determined by the Board of Directors, the Secretary or an Assistant Secretary of the Corporation shall act as secretary at all special meetings of the Board of Directors and in the absence of the Secretary and any Assistant Secretary, a temporary secretary shall be appointed by the chairman of the meeting.

Section 3.05. *Notice.* Notice of any special meeting shall be mailed to each director at his or her business or residence not later than three days before the day on which such meeting is to be held or shall be sent to either of such places by telegraph or facsimile or other electronic transmission, or, subject to Section 8.01 of these Amended and Restated Bylaws, be communicated to each director personally or by telephone (including without limitation to a representative of the director or to the director's electronic voice message system), not later than the day before such day of meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Amended and Restated Bylaws as provided pursuant to Section 8.01 hereof. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in accordance with Section 6.04 hereof, either before or after such meeting.

Section 3.06. *Action Without Meeting.* Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

Section 3.07. *Conference Telephone Meetings.* Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 3.08. *Quorum.* At all meetings of the Board of Directors, a majority of the total number of directors specified in the resolution pursuant to Section 3.02 of these Amended and Restated Bylaws which the Corporation would have if there were no vacancies (such total number of Directors, the "entire Board of Directors") shall constitute a quorum for the transaction of business. At all meetings of the committees of the Board of Directors, the presence of 50% or more of the total number of members (assuming no vacancies) shall constitute a quorum. The act of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as the case may be, except as otherwise provided in the General Corporation Law of the State of Delaware, the Amended and Restated Certificate of Incorporation or these Amended and Restated Bylaws. If a quorum shall not be present at any meeting of the Board of Directors or any committee, a majority of the directors or members, as the case may be, present thereat may adjourn the meeting from time to time without further notice other than announcement at the meeting.

Section 3.09. *Committees.* (a) The Corporation shall have four standing committees: the nominating and governance committee, the audit committee, the compensation and leadership development committee and the risk oversight committee. Each such standing committee shall consist of such number of directors of the Corporation and shall have such powers and authority as shall be determined by resolution of the Board of Directors.

(b) In addition, the Board of Directors may designate one or more additional committees, with each such committee consisting of such number of directors of the Corporation and having such powers and authority as shall be determined by resolution of the Board of Directors.

(c) All acts done by any committee within the scope of its powers and authority pursuant to these Amended and Restated Bylaws and the resolutions adopted by the Board of Directors in accordance with the terms hereof shall be deemed to be, and may be certified as being, done or conferred under authority of the Board of Directors. The Secretary or any Assistant Secretary is empowered to certify that any resolution duly adopted by any such committee is binding upon the Corporation and to execute and deliver such certifications from time to time as may be necessary or proper to the conduct of the business of the Corporation.

(d) Regular meetings of committees shall be held at such times as may be determined by resolution of the Board of Directors or the committee in question and no notice shall be required for any regular meeting other than such resolution. A special meeting of any committee shall be called by resolution of the Board of Directors, or by the Secretary or an Assistant Secretary upon the request of the chairman or a majority of the members of such committee. Notice of special meetings shall be given to each member of the committee in the same manner as that provided for in Section 3.05 of these Amended and Restated Bylaws.

Section 3.10. *Committee Members.* (a) Each member of any committee of the Board of Directors shall hold office until such member's successor is elected and has qualified, unless such member sooner dies, resigns or is removed.

(b) The Board of Directors may designate one or more directors as alternate members of any committee to fill any vacancy on a committee and to fill a vacant chairmanship of a committee, occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise.

Section 3.11. *Committee Secretary.* Each committee may elect a secretary for such committee. Unless otherwise determined by the committee, the Secretary or an Assistant Secretary of the Corporation shall act as secretary at all regular meetings and special meetings of the committee, and in the absence of the Secretary or any Assistant Secretary a temporary secretary shall be appointed by the chairman of the meeting.

Section 3.12. *Compensation.* The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid compensation as director, lead director or chairman of any committee. Members of special or standing committees may be allowed compensation and payment of expenses.

ARTICLE 4
CHAIRMAN AND OFFICERS

Section 4.01. *General.* The Board shall elect a Chairman of the Board; a Chief Executive Officer; a President; a Chief Financial Officer; a General Counsel; a Secretary; one or more Assistant Secretaries; a Treasurer; one or more Assistant Treasurers; and such other officers as in the judgment of the Board of Directors may be necessary or desirable, including one or more Executive Vice Presidents, one or more Senior Vice Presidents and one or more Vice Presidents. All officers chosen by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article 4. Such officers shall also have powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Amended and Restated Certificate of Incorporation or these Amended and Restated Bylaws. The officers of the Corporation need not be stockholders or directors of the Corporation, except that the Chief Executive Officer shall be a member of the Board of Directors.

Section 4.02. *Election and Term of Office.* The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or be removed.

Section 4.03. *Chairman of the Board.* The Chairman of the Board may be, but need not be, a person other than the Chief Executive Officer of the Corporation. The Chairman of the Board may be, but need not be, an officer or employee of the Corporation. The Chairman of the Board, if present, shall preside at all meetings of the Board of Directors and at all meetings of the stockholders of the Corporation. In the absence or disability of the Chairman of the Board, the duties of the Chairman of the Board shall be performed and the authority of the Chairman of the Board may be exercised by a director designated for this purpose by the Board of Directors.

Section 4.04. *Chief Executive Officer.* The Chief Executive Officer shall be a member of the Board of Directors. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall supervise, coordinate and manage the Corporation's business and activities and supervise, coordinate and manage its operating expenses and capital allocation, shall have general authority to exercise all the powers necessary for the Chief Executive Officer of the Corporation and shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or these Amended and Restated Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors.

Section 4.05. *President.* The President shall have general authority to exercise all the powers necessary for the President of the Corporation and shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or these Amended and Restated Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors and the Chief Executive Officer.

Section 4.06. *Chief Financial Officer.* The Chief Financial Officer shall have responsibility for the financial affairs of the Corporation and shall exercise supervisory responsibility for the performance of the duties of the Treasurer. The Chief Financial Officer shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or these Amended and Restated Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors and the Chief Executive Officer.

Section 4.07. *General Counsel.* The General Counsel shall have responsibility for the legal affairs of the Corporation. The General Counsel shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or these Amended and Restated Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors and the Chief Executive Officer.

Section 4.08. *Vacancies.* A newly created office and a vacancy in any office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the terms at any meeting of the Board of Directors.

ARTICLE 5
STOCK CERTIFICATES AND TRANSFERS

Section 5.01. *Stock Certificates and Transfers.* (a) The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe; *provided* that the Board of Directors may provide by resolution or resolutions that all or some of all classes or series of the stock of the Corporation shall be represented by uncertificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation representing the number of shares registered in certificate form. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

(b) Any or all of the signatures on the certificates (if any) representing the stock of the Corporation may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

(c) The shares of the stock of the Corporation represented by certificates shall be transferred on the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares such uncertificated shares shall be canceled and issuance of new equivalent uncertificated shares or certificated shares (if authorized) shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the General Corporation Law of the State of Delaware or, unless otherwise provided by General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 5.02. *Lost, Stolen or Destroyed Certificates.* No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or its designee may in its or his discretion require.

ARTICLE 6
MISCELLANEOUS PROVISIONS

Section 6.01. *Fiscal Year.* The fiscal year of the Corporation shall be as specified by the Board of Directors.

Section 6.02. *Dividends.* The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Amended and Restated Certificate of Incorporation.

Section 6.03. *Seal.* The corporate seal shall have thereon the name of the Corporation and shall be in such form as may be approved from time to time by the Board of Directors or by any officer authorized to do so by the Board of Directors.

Section 6.04. *Waiver of Notice.* Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the General Corporation Law of the State of Delaware, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or any meeting of the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

Section 6.05. *Audits.* The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant.

Section 6.06. *Resignations.* Any director or any officer, whether elected or appointed, may resign at any time upon notice of such resignation to the Corporation.

Section 6.07. *Indemnification and Insurance.* (a) Each person who was or is made a party or is threatened to be made a party to or is involved in any manner in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Corporation or a director or officer of a Subsidiary, shall be indemnified and held harmless by the Corporation to the fullest extent permitted from time to time by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; *provided, however,* that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors or is a proceeding to enforce such person's claim to indemnification pursuant to the rights granted by this Bylaw. At the conclusion of a proceeding, the Board of Directors shall act promptly to determine whether indemnification under this Bylaw is proper in the circumstances and, if indemnification is appropriate, the Board shall use reasonable efforts to ensure that any indemnification payments are promptly paid. The Corporation shall pay the expenses incurred by such person in defending any such proceeding in advance of its final disposition upon receipt (unless the Corporation upon authorization of the Board of Directors waives such requirement to the extent permitted by applicable law) of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Bylaw or otherwise.

(b) The indemnification and the advancement of expenses incurred in defending a proceeding prior to its final disposition provided by, or granted pursuant to, this Bylaw shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Amended and Restated Certificate of Incorporation, other provision of these Amended and Restated Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal, modification or amendment of, or adoption of any provision inconsistent with, this Section 6.07, nor to the fullest extent permitted by applicable law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto (i) existing at the time of such repeal, modification, amendment or adoption or (ii) arising out of, related to or with respect to any event, act or omission that occurred prior to the time of such repeal, modification, amendment or adoption (regardless, in the case of either clause (i) or (ii), of when the related proceeding (or part thereof) arises or is threatened, commenced or completed).

(c) The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, partner, member, employee or agent of the Corporation or a Subsidiary or of another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

(d) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any person who is or was an employee or agent (other than a director or officer) of the Corporation or a Subsidiary and to any person who is or was serving at the request of the Corporation or a Subsidiary as a director, officer, partner, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation or a Subsidiary, to the fullest extent of the provisions of this Bylaw with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(e) If any provision or provisions of this Bylaw shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, the legality and enforceability of the remaining provisions of this Bylaw (including, without limitation, each portion of any paragraph or clause of this Bylaw containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Bylaw (including, without limitation, each such portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(f) For purposes of these Amended and Restated Bylaws:

(1) "Disinterested Director" means a director of the Corporation who is not and was not a party to the proceeding or matter in respect of which indemnification is sought by the claimant.

(2) "Subsidiary" means any corporation, trust, limited liability company or other non-corporate business enterprise in which the Corporation directly or indirectly holds ownership interests representing (A) more than 50% of the voting power of all outstanding ownership interests of such entity (other than directors' qualifying shares, in the case of a corporation) or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding ownership interests upon a liquidation or dissolution of such entity.

(g) Any notice, request, or other communication required or permitted to be given to the Corporation under this Bylaw shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary or the General Counsel or any designee of the Secretary or the General Counsel and shall be effective only upon receipt by such officer or designee.

Section 6.08. *Forum for Certain Actions*. Unless a majority of the Board of Directors, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Amended and Restated Certificate of Incorporation or these Amended and Restated Bylaws (in each case, as may be amended from time to time) or (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware, in all cases subject to the court's having personal jurisdiction over all indispensable parties named as defendants.

ARTICLE 7
CONTRACTS, PROXIES, ETC.

Section 7.01. *Contracts*. Except as otherwise required by law, the Amended and Restated Certificate of Incorporation or these Amended and Restated Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. Subject to the control and direction of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, the General Counsel and the Treasurer may enter into, execute, deliver and amend bonds, promissory notes, contracts, agreements, deeds, leases, guarantees, loans, commitments, obligations, liabilities and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors, such officers of the Corporation may delegate such powers to others under his or her jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.02. *Proxies*. Unless otherwise provided by resolution adopted by the Board of Directors, the Chief Executive Officer or the President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation or entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation or entity, and may instruct the person or persons so appointed as to the manner of casting such vote or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE 8
AMENDMENTS

Section 8.01. *Amendments.* Subject to Section 6.07(b), these Amended and Restated Bylaws may be altered, amended or repealed, in whole or in part, or new Amended and Restated Bylaws may be adopted by the stockholders or by the Board of Directors at any meeting thereof; *provided, however,* that notice of such alteration, amendment, repeal or adoption of new Amended and Restated Bylaws is contained in the notice of such meeting of stockholders or in the notice of such meeting of the Board of Directors and, in the latter case, such notice is given not less than twenty-four hours prior to the meeting. Unless a higher percentage is required by the Amended and Restated Certificate of Incorporation as to any matter which is the subject of these Amended and Restated Bylaws, all such amendments must be approved by either the holders of eighty percent (80%) of the Voting Stock or by a majority of the Board of Directors.